Exhibit 3

EDENOR S.A.

ANNUAL REPORT, FINANCIAL STATEMENTS,
INFORMATIVE REPORT AND INFORMATION
REQUIRED BY SECTION 68 OF THE BUENOS
AIRES STOCK EXCHANGE REGULATIONS
UP TO DECEMBER 31ST 2008 TOGETHER
WITH THE REPORT CARRIED OUT BY
THE AUDITOR AND THE SUPERVISORY
COMMITTEE

Those shareholders and any other person who are interested in the report which will be available in the information highway of the Securities and Exchange Commission (SEC) concerning the financial statements ended December 31st 2008 may visit Edenor webpage: www.edenor.com

ANNUAL REPORT 2008

Buenos Aires, February 25th, 2009

EDENOR S.A. – ANNUAL REPORT 2008

TABLE OF CONTENTS

1.- Relevant Information		4

2.- Concession Area		6

3.- Management Board and Supervisory Committee - Fiscal Year 2008		6

a)	Board of Directors	6

b)	Supervisory Committee	7

4.- Notice of Regular Shareholders’ Meeting		8

5.- Country Economic Situation		9

6.- Electricity Sector		10

7.- Edenor´s Operations		12

a)	Business Management	12

b)	Large Clients	14

c)	Energy Losses	16

d)	Management of uncollected credits	17

e)	Investments	17

f)	Technical Management	22

g)	Energy Purchase	26

h)	Applicable rates	28

i)	Systems	30

j)	Human Resource	32

8.- Financial Statement		35

9.- Regulation and Control		40

10.- Quality of Service and Quality of Product		41

11.- Corporate Social Responsibility		43

12.- Economic Results		57

a)	Allocation of Economic Results –fiscal year 2008-	58

EDENOR S.A. – ANNUAL REPORT 2008

1.	RELEVANT INFORMATION

Historic values

	Dec. 31 ‘02	Dec. 31 ‘03	Dec. 31 ‘04	Dec. 31 ‘05	Dec. 31 ‘06	Dec. 31 ‘07	Dec. 31 ‘08

Total assets (thousand $ - Argentine pesos)	1.756.347	1.897.775	2.041.348	2.199.429	2.254.949	2.609.665	3.026.475
Total liabilities (thousand $ - Argentine pesos)	2.011.933	1.861.268	l.994.876	2.205.998	1.876.857	1.890.340	2.107.545
Shareholder’s equity (thousand $ - Argentine pesos)	-255.586	36.507	46.472	-6.569	378.092	719.325	918.930

Property investments (thousand $ - Argentine pesos)	54.326	79.651	115.171	124.264	215.782	342.749	335.722

Energy sales (in GWh)	13.034	13.811	14.752	15.677	16.632	17.886	18.616
Energy sales (in GWh) - excluding toll	10.450	11.446	12.652	12.693	13.421	14.776	14.916
Energy purchases (in GWh)	14.865	15.811	16.673	17.623	18.700	20.233	20.863
Energy losses	12,32%	12,65%	11,52%	11,04%	11,06%	11,60%	10,77%

Total of clients	2.249.638	2.317.192	2.353.228	2.404.204	2.445.038	2.490.120	2.534.547

Total of employees (our own personnel)	2.407	2.391	2.366	2.410	2.369	2.465	2.487

Energy sales (thousand $ - Argentine pesos)	852.884	931.870	1.120.922	1.310.977	1.372.495	1.981.928	2.000.198
Energy sales (thousand $ - Argentine pesos) - excluding toll	798.197	892.184	1.085.229	1.254.451	1.311.532	1.888.485	1.885.711
Net results (thousand $ - Argentine pesos)	(1.202.149)	292.091	9.877	(53.041)	385.951	211.015	204.864

Average sales price ($ /KWh)	0,0655	0,0675	0,0760	0,0836	0,0825	0,1103	0,1075
Average sales price ($ /KWh) - excluding toll	0,0764	0,0779	0,0858	0,0988	0,0977	0,1278	0,1264
Average gross margin ($ /KWh)	0,0364	0,0356	0,0351	0,0348	0,0343	0,0481	0,0554

NOTE: the aforementioned monetary figures are shown in historic values.

Values adjusted by inflation

	Dec. 31 ‘02	Dec. 31 ‘03	Dec. 31 ‘04	Dec. 31 ‘05	Dec. 31 ‘06	Dec. 31 ‘07	Dec. 31 ‘08

Total assets (thousand $ - Argentine pesos)	3.440.756	3.478.093	3.504.621	3.576.450	3.534.663	3.847.606	4.134.630
Total liabilities (thousand $ - Argentine pesos)	2.034.584	1.861.269	1.977.736	2.199.166	1.864.313	1.873.025	2.043.064
Shareholder’s equity (thousand $ - Argentine pesos)	1.406.172	1.616.824	1.526.885	1.377.284	1.670.350	1.974.581	2.091.566

Property investments (thousand $ - Argentine pesos)	69.212	80.563	125.093	124.482	215.782	342.749	335.722

Energy sales (in GWh)	13.034	13.811	14.752	15.677	16.632	17.886	18.616
Energy sales (in GWh) - excluding toll	10.450	11.446	12.652	12.693	13.421	14.776	14.916
Energy purchases (in GWh)	14.865	15.811	16.673	17.623	18.700	20.233	20.863
Energy losses	12,32%	12,65%	11,52%	11,04%	11,06%	11,60%	10,77%

Total of clients	2.249.638	2.317.192	2.353.228	2.404.204	2.445.038	2.490.120	2.534.547

Total of employees (our own personnel)	2.407	2.391	2.366	2.410	2.369	2.465	2.487

Energy sales (thousand $ - Argentine pesos)	1.071.663	932.128	1.120.922	1.310.977	1.372.495	1.981.928	2.000.198
Energy sales (thousand $ - Argentine pesos) - excluding toll	1.013.573	892.492	1.085.229	1.254.451	1.311.532	1.888.485	1.885.711
Net results (thousand $ - Argentine pesos)	(582.678)	210.652	(89.939)	(149.601)	293.066	122.458	(64.218)

Average sales price ($ /KWh)	0,0825	0,0675	0,0760	0,0836	0,0825	0,1103	0,1075
Average sales price ($ /KWh) - excluding toll	0,0970	0,0779	0,0858	0,0988	0,0977	0,1278	0,1264
Average gross margin ($ /KWh)	0,0385	0,0356	0,0351	0,0348	0,0343	0,0481	0,0554

NOTE: pursuant to resolution No 441/03 of the Comisión Nacional de Valores, (National Securities Commission) the aforementioned monetary figures are shown in legal currency.

2. - CONCESSION AREA

The concession area is the area in which EDENOR S.A. is bound to render services pursuant to the terms of its contract of concession, embracing the following areas: In the City of Buenos Aires, the area delimited by Dock “D”, street with no name, the future Coastal Freeway layout, the extension of Pueyrredón Avenue, Pueyrredón Avenue, Córdoba Avenue, the railway tracks of San Martín Railway, General San Martín Avenue, Zamudio, Tinogasta, General San Martín Avenue, General Paz Avenue and the River Plate. In the Province of Buenos Aires it embraces the Areas of Belén de Escobar, General Las Heras, General Rodriguez, ex General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, ex Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López”.

3. - MANAGEMENT BOARD AND SUPERVISORY COMMITTEE – FISCAL YEAR 2008

3.a) BOARD OF DIRECTORS

President
Alejandro Macfarlane

Vice-president
Marcos Marcelo Mindlin

Regular Directors
Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Alfredo Maclaughlin (up to 04/15/08) Maximiliano A. Fernández (from 04/14/08)
Eduardo Llanos
Edgardo Volosín
Ricardo Torres
Diego Martín Salaverri
Ignacio Chojo Ortíz
Rafael Mancuso

Alternate Directors
Javier Douer
Jorge Grecco
Pablo Díaz
Ariel Schapira
Brian Henderson
Ricardo Sericano
Alejandro Mindlin
Maia Chmielewski
Gabriel Cohen
Eduardo Maggi
Carlos Correa Urquiza

Secretary
Jaime J. Barba

3.b) SUPERVISORY COMMITTEE

Regular Members
José Daniel Abelovich
Javier Errecondo
Marcelo Javier Ruiz

Alternate Members
Santiago Dellatorre
Marcelo Fuxman
Roberto Daniel Murmis

4. - NOTICE OF REGULAR SHAREHOLDERS’ MEETING

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)
NOTICE OF
REGULAR SHAREHOLDERS’ MEETING

Messrs Shareholders, holders of Class A, B and C Shares of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.), shall be notified of the Regular Shareholders’ Meeting to be held on March 31st, 2009, at 11:00 a.m,. on first call, and at 12:00 a.m.. on second call; at the corporate domicile: calle Azopardo 1025, Piso 16, of Ciudad Autónoma de Buenos Aires (City of Buenos Aires), with the aim of considering the following Agenda:

1) Appointment of two Shareholders to sign the Minutes.

2) Consideration of the Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow, Supplementary Documentation, Informative Report, Information required by Section 68 of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regulations, Reports carried out by the Certified Accountant and the Supervisory Committee, and the Allocation of Income of the Fiscal Year ended December 31st 2008.

3) Consideration of the Board of Directors’ Management and Supervisory Committee’s Management during the fiscal year ended December 31st 2008.
4) Consideration of Directors’ fees by $2,821,750 (Argentine pesos) regarding the fiscal year ended December 31st 2008.
5) Consideration of fees paid to members of the Supervisory Committee by $90,000 (Argentine pesos) regarding the fiscal year ended December 31st 2008.

6) Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular and seven (7) alternate for Class “A”; five (5) regular and five (5) alternate for Classes “B” and “C”, jointly.

7) Appointment of three (3) regular members and three (3) alternate of the Supervisory Committee, two (2) regular and two (2) alternate for Class “A” and one (1) regular and one (1) alternate for Classes “B” and “C” jointly.

8) Determination of the Certified Accountant’s remuneration for the fiscal year ended December 31st 2008.
9) Appointment of a Certified Public Accountant who will certify the Financial Statements of the current fiscal year. Determination of the Accountant’s remuneration.
10) Consideration of the budget of the Audit Committee and the Executive Committee of the Board of Directors, for the fiscal year 2009.

We remind Messrs Shareholders that Caja de Valores S.A (Securities Clearing House) domiciled at 25 de Mayo 362 (C1002ABH) of the City of de Buenos Aires, has recorded the registered shares of the Company. In order to be present at the Shareholders’ Meeting, shareholders shall obtain proof from the Caja de Valores S.A. of registered shares and submit said proof for registration in the Meetings Attendance Entry, on Floor 15 (Legal Affairs Management) of the Company, at the corporate domicile Azopardo 1025 of the City of Buenos Aires, up to and including March 25th, furthermore, at the time of providing proof, shareholders shall submit a photocopy of the document which proves function and position of agent and legal representation of the shareholder who will attend the Meeting, from 9:00 a.m. to 6:00 p.m. The Company will give Messrs Shareholders a receipt which will allow them to attend the Regular and Special Shareholders’ Meeting.

Appointed to be Director by the Regular and Special Shareholders’ Meeting held on April 15th 2008, Minutes N° 53, elected to be President on the Meeting held by the Board of Directors on April 22nd 2008 in accordance with the Minutes N° 287

Alejandro Macfarlane.
President.

5. - COUNTRY ECONOMIC SITUATION

During the year 2008, the Argentine economy continued expanding, however, it did not increase at this rate, with regard to the previous year. Thus, over the last year, the real gross product grew about a 6. 0%, in relation to an average 8. 8% growth, between the years 2003 and 2007. Despite this slight increase, the economy has been growing continuously for the last six years, with an increase of about a 60.9% since its “floor” registered at the beginning of the year 2002, easily exceeding the previous top registered during the year 1998 (about 30.3%).

Domestic investment also showed a slow increase in the year 2008, increasing a 10. 5% in relation to 2007 period; being the average year-on-year growth a 25. 3% between the years 2003 and 2007. However, it is still historically high in relation to the product, increasing about 23.0% of GDP.

On the other hand, the employment rate dropped during 2008, decreasing a 0.4 percentage points as opposed to 1. 2 percentage points drop during 2007 period, thus, the employment rate was, in the last quarter of the year, about a 7.1% of the active population.

As regards tax, there was a deceleration in the expansion of the primary expenditure (from 45.8% during 2007 period to 35.3% during 2008); which, together with a high tax collection (which maintained a 34.7% increase rate), led to an improvement in the primary surplus of the National Public Sector, thus resulting in about 3.5% GDP growth during 2008, compared to a 3.2% GDP during the year 2007.

The monetary policy kept up the previous annual targets. The BCRA (Central Bank of the Argentine Republic) aimed to avoid significant fluctuations in the rate of exchange, although local uncertainty and the considerable worsening of the external scenario threatened its strategy of accumulating international reserves.

The deceleration in the growth rate begun at the beginning of the year 2008, when, in addition to the growing inflation, the crisis between the Argentine government and the agricultural sector sparked off during the months of April and July, thus damaging domestic confidence and fostering foreign currency demand. Despite this crisis, during the first half of the year, the Argentine economy experienced a rise in the commodities’ prices Argentina exports. Months later, the US financial crisis throughout September and October spread across the main world markets, thus hitting severely the Argentine economy, mainly through the nominal multilateral rates of exchange drop and the export commodities prices drop. All this comes on top of the State control of the Social Security System which lay in the hand of the private sector resulting in domestic and international uncertainty about Argentina (which led to a greater foreign currency demand, higher interest rates and lower consumption and investment). Although this situation is ameliorating, there still exists uncertainty among consumers and investors (either domestic or overseas).

The Argentine economy will face important challenges over the year 2009, what currently seems there could be a slowing down in the economic activities. With regard to these activities, their progress will depend on the evolution of two basic factors: the international context (especially regarding financial volatility and the price drop of commodities) and tax soundness.

It is our task to continue drawing up the conditions (not only the macroeconomic ones but also the microeconomic ones) to achieve a positive economic growth despite the adverse international context.

6. - ELECTRICITY SECTOR

After six years, the Argentine Government authorized, within a benefit cut framework and through resolution S.E. N° 1169/08, a differential increase in the Wholesale Electricity Market price, only to be applied to the upper class, (residential), who, up to September 2008, continued paying the same price they paid in the year 2002.

Operating costs of the electricity sector have increased again due to the oil price hikes within the international market and also to a higher fuel and gas oil consumption which amounted to higher values than 2.400.000 and 700.000 tons respectively, due to the strategy of making optimum use of the hydroelectric reserves.

During the last quarter of the year, the oil price has dropped considerably, which will allow us to cut significantly the high operating costs, provided it remains the current value.

The bad working order of the thermal power plant continued, due to both, a greater use of machines which were powered by liquid fuels instead of natural gas, and failures in related transformers.

In relation to the remuneration of the generator’s capacity, the enacted regulation applied as of January 2002, was not modified either, which limits the sanction of short term marginal cost, as well as it suspends the dollar valuation of power to be available, essential concepts of the remuneration of generators. Due to the difficulty in the maintenance of power plants, The Argentine Department of Energy set up a special financing system, through “Contratos de Compromiso de Abasteciemiento” (“Supply Commitment Agreements”) regarding generators’ repair and/or repotentiation.

With regard to the financing of the Wholesale Market, as in previous years, it depended largely on contributions made to the Fondo Unificado (Unified Fund) made by the Argentine Government, which amount to loans by the sum of about 17,200 million Argentine pesos up to December 12th 2008. Pursuant to Section 19 of Law N° 26.422 of the National Budget of the Argentine National Administration for the year 2009, the Argentine Executive will grant non-reimbursable loans from Public Treasury to the Fondo Unificado, aimed at the payment of its enforceable duties in order to fulfill its specific duties and the sustained stabilization price system without distortions, in the Mercado Eléctrico Mayorista or MEM (Wholesale Energy Market)

The gas supply aimed at the electricity sector increased moderately compared to the previous year; however, it was still insufficient to meet the needs of the increase in demand of power stations. In order to overcome the deficit, the Sub-secretariat of Fuels (Subsecretaría de Combustibles) continued applying the Programa Complementario de Abastecimiento al Mercado Interno de Gas (Supplementary Maintenance Program to

Domestic Gas Market) (Res. S.E. N° 659/04), redirecting gas amounts through CAMMESA management.

With the aim of promoting a rational use of energy, Programa de Uso Racional y Eficiente de la Energía (the Rational and Efficient Energy Use Program) launched in 2005, was modified, thus, eliminating discounts to users whose consumption was higher than 1000 kWh in a period of two months, and to those industries that could not demonstrate they had implemented an efficient energy use policy. In this sense, the Programa de Uso Racional de Gas Natural (Rational Use of Natural Gas Program) was also modified.

As the energy savings were successful, the Argentine Government decided to continue with the policy of modifying the official hour to make best use of the different seasons of the year.

EDENOR adhered to PRONUREE (Rational and Efficient Energy Use Program); and more than 762 Municipal districts all over the country have given their support to it.

Energy distributors have contributed to this program delivering more than 4.000.000 low energy light bulbs to more than 1.850.000 households and 300.000 buildings owned by the Argentine Government.

The Argentine Department of Energy continued implementing S.E. resolution N° 1.281/06, agreeing the first contracts through the “energy plus” method as of the month of October. It is important to say that these contracts include the company’s own costs as well as reasonable revenues, resulting in sustainable investments.

With regard to the generating station, over the year 2008, the installed capacity increased significantly, due to the incorporation of two units in the Gral. Belgrano Power Station (572 MW); two units in Gral. San Martín Power Station (553 MW), the definite incorporation of Termoandes Power Station (208MW), the extension of both Guemes Power Station (103 MW) and the Modesto Maranzana Power Station (120MW) as well as the incorporation of many units of ENARSA within the “Energía Delivery” Program framework, for a total of 278 MW, from which 44 MW belong to installed turbines in Energy Substation Matheu, located in EDENOR concession area. As regards dissociations, some small and old NEA power stations have been dissociated due to the fact that they were no longer required in real operations. Excluding other minor extensions, the installed capacity increased from 24.406 MW to 26.205 MW, of which 15.045 MW are power station, 1.005 MW are nuclear and 10.156 MW are hydraulic. It is important to say that this jump is the most remarkable one over the last years.

As regards energy transport, the construction work of the National Plan for the High-Voltage Energy Transport continued been built. Said Plan seeks the development of the 500kV SADI system.

TGN-TGS Gas pipelines´ extension continued under construction which will lead to an increase in natural gas availability for the FONINVEMEM stations.

The Master Agreement signed by the ARGENTINE GOVERNMENT, the PROVINCE OF BUENOS AIRES and EDENOR which states that each Party shall make their contribution, in relation to the electric power supply on the part of the Distribution Companies, to the most deprived sectors (shanty towns) of the population (A and B categories), was renewed for a period of four years as of January 1st 2007, said renewal was only subscribed for the NATIONAL GOVERNMENT AND EDENOR. THE PROVINCE OF BUENOS AIRES is still to sign said agreement.

On the other hand, a significant event regarding judicial matters was the first sentence ordered against residential consumers for energy theft. The Sentence, the first to be served, was ordered by Criminal Court N° 23 of the City of Buenos Aires.

7. - EDENOR OPERATIONS

7.a) Business Management:

The energy demand growth rate has slowed down during the year 2008, achieving a 3. 1% annual growth, the lowest over the last 5 years.

The residential demand growth was of key importance to the aforementioned slowing down, due to both, the low year-on-year growth rate (4.7%) which was the most significant slowing down among sectors, and to its high level of participation in the total demand (about 41%)

Great demands, which have about a similar level of participation to residential demands increased, a 4.6% on average,, over the year (2 percentage points more than the previous year).

The demand growth rate regarding the main sectors was as follows:

Activity	% Demand

Public Services (Electricity, gas and water)	7.4%
Foodstuff, beverages and tobacco	6.2%
Non-metallic mineral products	5.1%
Metallic products, equipment and machinery	4.9%
Trade	4.6%
Municipal, social and personal services	4.4%
Transport, storage and communications	4.3%
Chemical products and substances	4.3%
Paper and paper products	1.0%
Staple iron and steel industries	0.8%
Timber and timber products	0.8%
Textile products	-1.5%

Small demands of general use up to 10 kW (T1G) recorded a 2.2% increase.

This sector has a relatively low participation in the total demand (about 10%), so its contribution to the demand growth is small.

Medium demands, those between 10 kW and 50 kW (T2) recorded a 3.5% increase. This sector has the same level of participation in the total demand, as small demands. Its contribution to the deceleration of the total demand was greater, due to the low relative rate with respect to the previous year.

The volume of energy distributed throughout EDENOR area, including energy sale and toll, was 18,616 GWh.

The energy purchase to meet said demand was 20,863 GWh, which represents a 3.1 % decrease compared to the previous year. This rate is lower than the 4.1 % demand growth and records the lowest level of energy losses than that recorded during the previous year.

During the year 2008, 42,578 clients have incorporated, which represents a 259 MW increase in contracted power, which were distributed as follows:

Applicable rates	Clients	Power (MW)

T1 Small demands	41,915	179

T2 Medium demands	459	11

T3 Great demands	204	39

Total	42,578	259

During this year, we tried to improve the relationship with our clients, and with the Municipal Districts. Moreover, we continue working on the planning of the technological future and the implementation of new services.

Large clients are delivered the magazine “En frecuencia” (“In Frequency”) every two months. This newsletter is aimed at providing information on strategic interest, as well as technical and specialized advice to analyze economically feasible solutions which meet the needs of each company. Likewise, on-line surveys have been incorporated during this year, as well as exclusive benefits for Large Clients and a monthly report on the most important news about the electricity sector.

During the current year, a special Magazine issue for the Superintendents of the Municipal Districts has been published, the topics of which were: the outstanding indicators of the different districts, information on high-voltage net investments for the next five years, as well as the medium and low voltage building work and those new singular supplies of each one of them. The document was filed by the Operating Manager and the Distribution and Marketing Director to the Superintendents with a favorable reception.

We have recruited more staff on our Centro de Atención Telefónica or CAT (Call Center), for a personalized service, to be used in case of emergency. With this aim, 20 posts at Azopardo Building and 20 posts at Guzman Building were equipped. A hundred employees, who currently perform other tasks within the company, have been trained to hold these posts, and may be requested to answer the calls in case of emergency. This allows us to increase up to 125 the number of available posts at our call centers in case of any eventuality.

During the second half of the year, we implemented the SIGOS system (Sistema Integrado de Ordenes de Servicio) (Integrated System of Service Orders) at the Business

Premises, which will enable us to manage in a more efficient and rapid way, the New Supplies which connect the different Premises.

In November, the audit carried out by IRAM certified body, allowed us to keep an integral and comprehensive certification for all company’s processes regarding Quality Management (ISO 9001:2000), Safety and Health Employment (OSHAS 18.001:2007) and Environmental Management. (ISO 14001:2004)

For two consecutive years, we participated in a study carried out by the Comisión de Integración Energética Regional or CIER (Regional Energy Integration Commission) the aim of which is to measure the clients’ fulfillment in relation to the different aspects of electricity distribution, as for example: cost and quality supply, customer service and company’s image among others. Fifty eight distributors of thirteen countries of South and Central America participate in this study. We obtained a 81.9 % level of General Satisfaction (satisfied and very satisfied clients). It is important to say that our company has received the Mención Especial a la Evolución del Indice de Satisfacción con la Calidad Percibida (ISCA), (Special Mention for the Evolution of the Satisfaction Rate with Perceived Quality) being the first time a distributor with more than 500.000 clients is awarded this Mention.

During the months of June and October, we obtained the measurement results which were carried out to estimate the levels of satisfaction among our clients. The same obtained a consolidated result for the year 2008, of 82.7 % satisfied and very satisfied clients.

During the year 2008, our clients have been offered the “Consumo Protegido” (“Protected Consumption”) insurance for unemployment, death or disability cases. This insurance guarantees the consumption cover for a period of time after the event, to what, the “home assistance” extension, will be added. This process is still under management.

Additionally, during the first half of the year, the “consumption credit” to Edenor’ clients went on sale, although the refund payment in the invoice of October has been included, the use of Edenor cash to grant such credits is still to be implemented.

7.b) Large Clients

According to the abovementioned information, the growth of great demands was 4% during the year 2008. This result comes from a 9, 6 % reduction in the demanded energy of rate 3 and a 21.3 % increase in the demanded toll energy. During 2008, 204 T3 clients and 54 large users were incorporated.

Uncollected credits balance registered $1,850,000 which is equivalent to a turnover of 0, 73 days.

Although it was not necessary to ask for consumption restrictions to those clients whose demands were equivalent or over 300 kW, we continued invoicing additional charges on those clients who exceeded energy consumption, pursuant to Resolution 1281/06 of the Secretaría de Energía de la Nación (Argentine Department of Energy) and its supplementary notes.

Within the aforementioned resolution framework, Edenor entered into the first agreement on power and electricity supply at a client’s own expense with the Piedrabuena power station as of August 1st.

Pursuant to the requirements of Resolution 1281/06 of the Secretaría de Energía de la Nación (Argentine Department of Energy), Edenor completed the process of technical and commercial authorization of the demand measurement systems (SMED) which were implemented during the year 2007. After this, Cammesa, each client and Edenor itself, have the on-line information on the demand parameter of each supply.

The PRONUREE (Rational Use of Electricity program) which punishes clients who do not save more than 10 % energy with regard to the same period of the year 2004 has remained in force and effect and unchanged up to the month of November. As of December these clients are not given a discount for their savings of consumption except toll clients to whom refunds are still given.

During the year 2008, Large Clients were sold services for the sum of $4,100,000 (Argentine pesos) in the following areas:

•	Projects and building work: $3,200,000
•	Maintenance: $200,000
•	Advice and miscellaneous: $700,000

According to the measurements which have been carried out, large clients’ satisfaction improved, achieving a positive result, from 74.7 % in the year 2007 to 83.5%.

The following chart shows the progress in Edenor free market, with respect to the number of large users and commercialized energy volumes.

	Guma		Gume y Gupa		Energy sales participation
	N° Clients	GWh	N° Clients	GWh	%
1995	72	681	118	150	8,5
1996	87	1.366	204	536	18,0
1997	109	1.749	312	708	21,4
1998	124	2.072	563	953	24,7
1999	124	2.082	575	1.160	25,0
2000	121	2.118	516	1.153	24,0
2001	114	2.009	650	1.131	22,9
2002	19	1.552	627	1.022	19,8
2003	71	1.440	232	909	17,0
2004	71	1.459	313	641	14,3
2005	80	1.707	624	1.268	19,0
2006	81	1.887	426	1.315	19,3
2007	93	1.964	477	1.147	17,4
2008	98	2.337	526	1.362	19,9

7.c) Energy Losses

During the year 2008, the Energy Recovery plan has been carried out, thus achieving a 7. 7% losses reduction with respect to the year 2007.

The annual average rate (TAM) of total losses in 2008 was 10.77%, 0. 83 percentage points lower than the previous year.

Nevertheless, fraud tendency is still a socio-cultural matter, which arises in different kinds of neighborhoods, where even acts of violence have occurred against our personnel in charge of controlling non technical losses. This matter makes us send some of our employees to those places in order to lead to a change in behavior and restrain the illegal connections offered by third parties; apart from the specific operations of energy recovery. Additionally, we have reconsidered technological criteria to diminish the vulnerability of the interior of the meter.

To this aim, we started working on the most significant fraud cases with the advice of a law firm, being able to file formal accusations with court, aimed at reducing the tendency to commit energy theft.

During 2008 period, the annual turnover for Energy Recovery totaled m$ 6,839,8 (Argentine pesos) (61,33 GWh), for a total of 16.917 cases.

The following graph charts changes in annual rates of energy losses, as from the beginning of Edenor management:

7.d) Management of uncollected credits

During the year 2008, the uncollected credits balance of Edenor increased an 8 % in Argentine pesos ($2,220,000), totaling 31,500,000 Argentine pesos.

The annual turnover increased a 11.8 % in that period, so the uncollected credits balance shown in turnover days decreased from 4,08 days to 3,92 days, resulting in the lowest uncollected credits balance recorded in Edenor.

More significant changes were $85,000 (Argentine pesos) increase in the balance of rate clients, a $740,000 (Argentine pesos) increase in the balance of rate 3 clients and a $320,000 (Argentine pesos) increase in uncollected credits derived from inspections (Energy Recovery)

The level of uncollected credits balance has changed negatively due to the increase in residential, commercial and industrial rates prices.

By the middle of the year, it was possible to distinguish, from the general collection, the dormant accounts collection (clients who are disconnected from power supply by taking out the meter). Annual projections date from about $1,800,000 (Argentine pesos) collection, which represents a 21 % of the administered dormant balance.

As in previous years, actions within deprived neighborhoods continued being carried out, which were based on the strategic axis of the Corporate Social Responsibility.

7.e) Investments

Investments carried out during the year 2008 amounted to $335,722 (Arg. Pesos)

It is important to stand out that the level of investments continued being recovered with respect to the years after the 2002 crisis, even considering that, over the year, restrictions on resource’s availability have been in full force and effect, as a result of the rate freeze and cost increase.

The growth of demand over the last year increased a 3.1 % in energy (20,863 GWh compared to 20,233 GWh of the year 2007) and a 3.1 % in highest power demand (3,802 MW compared to 3,687 MW of the year 2007)

In order to meet the needs of demand growth, most investments were aimed at the enlargement of the installations’ structure and to the new supply connections. We continued making efforts to maintain fraud and uncollected credits indicators, the level of service and product quality, as well as important investment on environment were carried out to eliminate transformers with DPC and safety in public highway.

The following charts show the total investments which were carried out, classified according to their aim and activity:

Investments according to purposes

Concept	Millions of Argentine pesos)%
Distribution	181,7	54
Transmission	132,3	40
Computing, Transport and work tools / instruments	21,7	6
Total	335,7

Investments according to the activity

Concept	Millions of Argentine pesos)%
New supplies	86,1	26
Network Structure	147,1	44
Network Improvement	32,4	10
Energy Losses	16,5	5
Environment, public highway safety and legal issues	23,7	7
Telecontrol and Telecommunications	8,2	2
Systems, real property, work tools / instruments and other issues	21,7	6
Total	335,7

Main works carried out over the year 2008, were as follows:

New Supply

•	New supplies were connected and power increase required by clients was provided.
•	53.995 T1 clients, 245 T2 clients and 299 T3 clients were connected to the network.

Transfer Structure

We have carried out the following works:

•	The purchase of a parcel of land of 63 hectares in the district of Dique Luján (Tigre municipal area) to install the Oscar Smith Station 500/220 kV 2x800 MVA

•

The completion of the 220 kV Electric pipeline Simple Terna Puerto Nuevo Substation –Colegiales Substation, consisting of the 8,5 km. 220 kV cable laying insulation type XLPE copper conductor 800 mm2 section. It is part of the future Electric pipeline 220 kV Puerto Nuevo Sustation–Malaver Substation and even the opening of Colegiales Substation stretch – 220 kV. Malaver Substation will operate 132 kV.

•

Completion of 132 kV Electric pipeline Simple Terna Casanova Substation Luzuriaga Substation –Ramos Mejía Substation, consisting of the 10,15 km. 132 kV cable laying, insulation type XLPE copper conductor 500 mm2. section.

•	Completion of two 132 kV bars in Pilar Substation.

Sub-transmission Structure.

The following works have been carried out:

•	Completion of 132 kV Electric pipeline Pilar Substation - Parque Substation consisting of 4 km. Double Terna air line of 132 kV with Aluminum /Steel conductor 240/40 mm2 section.

•	Temporary assembly of a 40 MVA transformer 132/33 kV and Medium Voltage Transportable Unit in Parque Substation. Beginning of the new definitive Parque Substaion

•	Temporary assembly of a 40 MVA transformer 132/13,2 kV and Medium Voltage Transportable Unit in Luzuriaga SE.

•

Enlargement of Migueletes SE 132/13,2 kV from 2x40 MVA to 2x80 MVA. Initial stage; replacement of 40 MVA transformers with 80 MVA transformers and temporary assembly of Medium Voltage Transportable Unit.

•	Enlargement of Maschwitz SE with two new 132/33 kV 40 MVA transformers.

•	Beginning of the new Substation Altos 132/13,2 kV 2x40 MVA.

Distribution Structure

The following works have been carried out:

•	30 new feeders in new and existing substations: Luzuriaga, Parque, Merlo, Ramos Mejía, Casanova, San Justo, Migueletes, Agronomía, Colegiales, Saavedra, Bancalari, Tigre, Muñiz, Malvinas and Derqui.

•	Closures among medium voltage feeders of different substations.

•	433 new Medium/Low voltage transformation centers and power increase in current centers which increased the installed power by 245 MVA.

-	Network improvement

Different investments have been carried out in all voltage levels

•	In high voltage: In high voltage 3,8 km. cables have been replaced in Morón Substation – Castelar Substation, previously in cable type OF copper conductor

350 mm2 section with cable type XLPE, copper conductor 500 mm2 section and cables OF of 400 m. extension in the exit of Morón Substation belonging to 639 Electric pipeline Morón Substation - Zappalorto Substation with cable type XLPE. We continued updating the equipment in the Static Compensatory in Rodriguez Substation. We have replaced 220 and 132 kV switches, 132 kV section switches and impedance protections in 220 and 132 kV cables and lines. Works aimed at extinguishing fire and improving safety in Rodriguez Substation have been carried out.

•

In medium voltage: Medium voltage switches have been replaced in substations and installation of internal arc protection in Medium voltage panels. Additionally, Medium voltage/low voltage transformers in underground and air network have been replaced and equipment in Medium voltage centers has also been replaced.

•	Batteries and other elements have been replaced in auxiliary services of substations.

•	In low voltage network: Underground and air network have been replaced. A network which had a quality problem has been replaced.

-	Tele-control and Telecommunications.

We continued installing new radio links with state-of-the-art equipment and higher capacity to meet the needs of transport of the Main Telecommunications Network.

We have purchased equipment for the change of Corporate Network towards a state-of-the-art technology with a greater bandwidth which will enable us to offer new services and improve the System area in its development, enlarging the transport capacity to be able to deal with new system applications and provide data, voice and video services.

We continued installing the Video Surveillance and Access Control system in substations.

In tele-control, the process of tele-supervising the air and underground Medium Voltage Network has started, which enables us to monitor short circuit currents.

-	Energy Recovery

The normalization of clandestine clients was performed, the adaptation and plating of interiors and the normalization of networks and connections.

-	Environment, Public Highway Safety and Legal Requirements.

•

We continued carrying out activities concerning Resolution ENRE N° 311/01 of the High voltage, Medium voltage and Low voltage networks, and the management of the most important aspects of environment within which the decontamination of 285 transformers with DPC is the most outstanding one.

•	Different works on safety and environment have been carried out in substations.

•	Illegal distances in Medium voltage network have been normalized.

•	An important percentage of Low voltage networks has been and verified and adjusted.

•	Corner boxes have been replaced with box-like cabinets, measuring and intake boxes have been adjusted and we have replaced networks which had been stolen.

The historical investments carried out by Edenor since the beginning of business in 1992 up to date, amount to $2,433,100,000 (Argentine Pesos). Annual distribution is shown in the following charts:

ANNUAL INVESTMENT

ANNUAL ACCUMULATED INVESTMENT

The total of investments fixed by inflation amounts to $ 3, 855, 222, 000 (Arg. pesos)

7.f)- Technical Management

In the year 2008, service quality indicators showed favorable results compared to previous year, achieving an improvement in performance which resulted in clients’ satisfaction.

With this aim, during this period, the following operating technical actions have been carried out, which are shown in the attached chart (the main ones):

Actions	Concept			Quantities

	Revisions	Ocular	Platforms (u)	2.009
MT-BT Preventive Maintenance			Conductors and posts (m)	1.212
			Ocular corner box, cabinet-like Box/wall connection intakes (u)	12.552
		Thermo graphic	Conductors (km)	202
			Terminals, Platforms and Chambers (u)	1.602
	Adjustments	Posts, Protection/Maneuvers Elements (u)		10.409
		Conductors’ Changes (m)		21.187
		Tree Pruning (u)		94.146

MT-BT Corrective Maintenance	Claims in air and underground Network (u)			352.069
	Posts Replacements (u)			24.309
	Connections’ carrying out and Terminals repairs in underground networks (u)			6.907
	Replacement of Protection equipment and Maneuvers in chambers and platforms (u)			4.899
	Tree pruning (u)			3.601
	Transformers replacement (u)			720

Energy Recovery	Inspections T1, T2 y T3 (u)			267.701

Investments	Projects (u)			6.156

With respect to product quality, we continued improving actions and investments (equipment purchase, etc.), which, as a whole, allowed us to decrease the daily average punishment, from $18,00 in 2007 to $11,60. (Arg. Pesos) in 2008. This represents 64 % increase (it includes penalized points by ENRE and clients’ claims)

In September, the new NEXUS technical management system began being implemented. It is a tool which incorporates the GIS graphic potentiality and integrates to the DMS—MGD system of operation of the Medium Voltage network on screen.

This technological advance contributes to the update of the management of Operating processes and consolidates through a unique system the operating processes, related to cartography, NNSS Medium Voltage / Low Voltage Operation, Call Center, technical claims’ support, Service Quality.

It is important to stand out the agreement signed with the UTN (National Technological University) for the training of technicians who work in electricity distribution business. With this aim, in November, a training center was opened in the lot of Facultad Regional Pacheco of that University.

Within the Quality System ISO framework, the constant improvement which is carried out by Work Teams, Mid-Level Managers, and the Management, is extremely important to achieve the expected results, with efficiency, and to be able to offer a proper service to Customers.

With respect to this matter, during the year 2008, some important achievements were reached which are summarized as follows:

➢	Audits carried out by IRAM have been passed successfully for the certification maintenance:

	•	ISO 14000, in Environmental Management
	•	Emergency Operating Plan (POE-NG3);
	•	Public Security System, pursuant to ENRE Resolution N° 311/01

➢	Audit carried out by IRAM have been passed successfully for the maintenance of certification ISO 9001:2000.

➢	Within High Voltage area, improvements in the development of planning and maintenance tasks have been incorporated, being the most outstanding ones as follows:

•

Training courses for specialized facilitators in Reliability Maintenance technique RCM2 have been attended, during the current year, the training stage has started. Specific training works on High and medium voltage equipment have been carried out, to this end; two groups of work were made up of six members each. This first development was extremely satisfactory and we shall continue broadening the training of this technique which is used throughout the world.

•

The technique of voltage works (TCT) started during the current year, to be applied in bars section switches in substations, which was extremely important to us, to be able to carry out tasks without taking the equipment out of service. During the first half of the year 2009, we plan to increase training in other equipment in substations, through potential work technique, to this end, during the year 2008, mutual training agreements with UTE Company in Uruguay have been entered into. The cleaning of power contact of 132 kV section switches has diminished the need of making adjustments to out of order installments which contributes to lower the need of deliveries and on the other hand, to have a greater availability of the power plant in use.

•

During 2008, partial discharges measurement in plant was carried out successfully for the insulation measurement for switches through acoustic reception. We will continue developing and evaluating the technique which allow us to evaluate electric insulation of the different components of the substations. This improves the early detection of future failures. We have developed the dry cable measurement of Medium voltage of secondary transformers in order to carry out a predictable monitoring of insulations. We shall continue enlarging the equipment involved, as it is well known that it is a tool which improves preventive maintenance.

•

The use of monitoring of pressure of “Oil Filled-OF” cables enabled us to early detect any hydraulic insulation problem of insulated fluids, which considerably improves repair actions avoiding the inopportune outlet of high voltage wires of that technology. These actions allowed us to achieve the aims of decreasing losses foreseen for this year.

➢ Within Area Control Center

•

As of 09/01/08 the new DMS-MGD system of Medium Voltage operation on screen was implemented as part of the NEXUS system. This technological advance contributes to the updating of Medium Voltage Dispatch operation.

•

The Tele supervision and Tele-control Plan of transformation center is still being implemented in the City of Buenos Aires network, which represents an important improvement in the management of outages caused by damages in Medium voltage network.

•

The incorporation of temperature measurements of High voltage/Medium voltage transformers to the Tele-control System (SCADA) is still being implemented jointly with the Transmission Management, which will contribute to the optimization of SSEE High voltage/Medium voltage operation.

➢ Within the Operating Area
MORON

•	The construction of a 33/12,2 kV of 1x10 MVA reduction substation was carried out in the municipal district of General Las Heras.

•	New centers: 78 centers were incorporated increasing the installed power in 23520 kVA, to solve Quality Service and Quality product problems.

•	Agreements on Street Lighting in Morón, Merlo, Ituzango, Las Heras, Marcos Paz and Hurlingham have been entered into.

•

Pursuant to the Environmental Management Plan, 88 transformers which were polluted by more than 50 ppm. were replaced. Only 7 are to be replaced; all of them in transformation chamber-like centers, located in the municipal district of La Matanza.

•	We continued working jointly with the municipality of La Matanza and AySA, in the electrification of water wells of the “plan Agua+Trabajo” (Water+Work plan).

•	We started the building works for the connection of Parque Industrial La Matanza, the required potential demand of which is 20 MW.

•	New Supplies: a great number of customers have incorporated, among them, the most important ones are: Two new business premises of Sodimac, SAF

Argentina, Inta Castelar, 3M, Agroindustrias Baires and several buildings in the shopping centers of Ramos Mejía, Morón and Castelar.

NORTE

•

Law N° 2634 and its Regulatory Order 238 were implemented, which order that the GCBA (the City of Buenos Aires Government) will carry out road and sidewalks repairs for the works of our company charging Edenor the cost of said repair.

•

Removal of building works were carried out pursuant to the Agreement signed with Ferrovías S.A. for the transfer and adaptation of medium and low voltage installation, affected by the enlargement of Aeroparque de la Ciudad de Buenos Aires (City of Buenos Aires Airport) and Illia Freeway.

•

Schemes are being carried out, coordinated by the Secretaría de Transporte (Argentine Transport Department) to remove our high, medium and low voltage installations which interfere in the extension work of the Northern side of the Aeroparque de la Ciudad de Buenos Aires (City of Buenos Aires Airport)

•

Works aimed at connecting the Shopping Pam S.A., important housing developments, such as Chateau Libertador, Quartier Boulevard, Torres de Mirabilia, as well as the Arroyo Maldonado (Maldonado Stream) channeling, totaling 23 MW power.

•	Installment and assembly of 65 transformation centers were carried out in the Ciudad Autónoma de Buenos Aires (City of Buenos Aires).

•	In order to improve the quality of service of critical areas, 11 new Medium Voltage feeders have come into service.

•	Pursuant to the Environmental Management Plan, in Norte, 26 transformers contaminated by more than 50 ppm. were replaced.

OLIVOS

•

We continued developing new networks to the supply of neighborhoods which are within the Plan de Erradicación de Villas de Emergencia (Eradication of shanty towns Plan) implemented by the Government of the Province de Buenos Aires through different municipal districts. The projects involve 1700 dwellings in Vicente López, 2000 dwellings in San Isidro and 470 dwellings in San Fernando

•

The water distributor AySA is building the future pumping station in the district of Dique Luján with an estimated 20 MW final power. There exist, inaddition, requests of feasibility to carry out two mega-undertakings of private neighborhoods called “El Cantón” (8 MW) and “Nordelta II” (35 MW).

•	In Olivos, 99 new transformation centers were installed.

•

The most important new supply requests and/or power increase are: AySA, Howard Johnson (3MW) Edificios Noroc, (2MW), Coto (IMW), OPM (1,5 MW) Diseño Perfecto (1,3 MW), KPM (2MW), Clinica La Trinidad, Office

Park, Oficinas Edison, Rosa Negra, Puerto de Frutos, Torres Row, Oficinas Rivera, Centro Urbano Norte and Barrios Náuticos (Nordelta).

PILAR

•	Industrial plants Pilarca and General Rodriguez were authorized, in which 4 new companies have already been installed and there are 13 companies under construction.

•	The first stage of the Parque Tecnológico Austral was authorized, the final demand of which is planned to be a 24 MVA power.

•	Substation Parque was built in the lot of Parque Industrial de Pilar (Pilar Industrial plant) thus enlarging the available power of the area.

•	The Buenos Aires Mall supply work started to be carried out, the final demand of which is planned to be a 6 MW power.

•	72 Medium voltage/Low voltage transformation centers were built and 56 more centers were enlarged.

•	Pursuant to Plan de Gestión Ambiental (Environmental Management Plan), 65 transformers polluted by 50 and 500 ppm. PCB, have been replaced.

7.g) Energy Purchase

Over the year 2008, the energy purchase to supply our clients, including Large Clients, amounted to 20,863,7 GWh; this represents a 3.1 demand increase with respect to the year 2007.

In November 6th, 2008, the National Official Gazette published the resolution N° 1169/08 established by the Argentine Energy Department, approving the Seasonal Summer Program corresponding to the 11/01/08 to 04/30/08 period, which establishes the new Seasonal Prices for 10/01/08 to 04/30/08 period with a new segmentation of distribution demand.

-	Residential Customers < 1000 kWh/bim
-	Residential Customers > 1000 kWh/bim < 1400 kWh/bim
-	Residential Customers > 1400 kWh/bim < 2800 kWh/bim
-	Residential Customers > 2800 kWh/bim
-	Street Lighting
-	General Supplies < 10 kW and < 4000 kWh/bim
-	General Supplies < 10 kW and > 4000 kWh/bim
-	Customers between 10 kW and 300 kW
-	Greater Customers or equal to 300 kW

Edenor purchased the total amount of energy in the seasonal market at an annual average price of 54.83 $/MWh.

The variation in average purchase price for Edenor as of the year 2001 is shown in the following chart:

SEASONAL MARKET PRICE [$/MWh]

MARKET PRICE GROWTH [%]

7.h) Applicable rates

During the year 2008 the Ley de Emergencia Económica y Reforma del Régimen Monetario (N° 25.561) (Economic Emergency and Monetary System Amendment Law enacted in January 6th 2002, continued being in force and effect, for which dollar adjusted clauses and indexation clauses established in the Contract of Concession of Edenor, were left without effect.

On July 25th, 2008, the ENRE enacted the Resolución ENRE N° 797/08 (Resolution ENRE N° 797/08) which established that the discount set forth in chapter 5° of exhibit 1 of the Resolution SE N° 745/05 concerning the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Energy Plan), is to be applied to all residential supply with a registered consumption lower than 1000 kWh/bimonthly.

On July 30th, 2008, the Argentine Energy Department fixed the month of February as the date of coming into effect of the applicable rates schedule which was the result of the integral rate revision.

On July 31st, 2008, the ENRE through Resolution ENRE N°324/2008 established the new applicable rates schedule to be applied by Edenor as of July 1st, 2008. In said schedule, the VAD increased, which was the result of applying the Cost Monitoring Mechanism or (CMM) of the period May 2006 - April 2007 (9.63%) and the CMM of the period May 2007 - October 2007 (7.55%). The impact on average bills was the following: For residential, customers with a consumption lower than 650 kWh or equal, prices remained unchanged; for customers with bimonthly consumption higher than 650 kWh/bimonthly and lower than 800 kWh or equal, the average increase was 10%; for customers with a consumption higher than 800 kWh/bimonthly and lower than 900 kWh/bimonthly or equal, the average increase was 15%; for customers with a bimonthly consumption higher than 900 kWh and lower than 1000 kWh or equal, the average increase was 20%; for customers with a bimonthly consumption higher than 1000 kWh/bimonthly and lower than 1200 kWh or equal, the average increase was 25%; for customers with a bimonthly consumption higher than 1200 kWh/bimonthly, the average increase was 30%. For customers T1G, T2 and T3 the average increase was 10%.

On September 17th, 2008, Resolution ENRE N° 467/08 was enacted, which approved the program for the integral rate revision (RTI). In the same, the methodology basis for the presentation of rate proposal was approved, and established that the Unidad Técnica de Revisión Tarifaria (Technical Unit for Rate Revision) shall be the one in charge of requesting the complementary information, to both, the universities and distributors.

On October 31st, 2008, the Argentine Energy Department enacted Resolution SE N° 1170/08, which established that the application of discounts by PUREE to all users T1G, T2 and T3 be left without effect.

On November 19th, 2008, the ENRE through Resolution ENRE N° 628/08 established the new applicable rates schedule to be applied by Edenor as of October 1st, 2008. The same was due to the fact that the Argentine Energy Department set forth changes in seasonal prices for energy and power. In said resolution, the Argentine Energy

Department established new energy prices rates for residential category. The new rates are: bimonthly consumptions up to 1000 kWh; consumption higher than 1000 kWh bimonthly and lower than 1400 kWh bimonthly or equal; consumption higher than 1400 kWh and lower than 2800 kWh/bimonthly or equal; and consumption higher than 2800 kWh/bimonthly.

Furthermore, the following concepts have been transferred, making exceptions to T1R customers < 1000 kWh bimonthly: Coeficiente de Adecuación Trimestral (CAT) (Quarterly Adjustment Coefficient), expost adjustments, canons of minor enlargements, Transener increase, synchronic compensators, and CAMMESA expenditure.

From the beginning of the concession, the average rate of Edenor resulted in the following accumulated variance:

Edenor Rate	September 1992	November 2008	Variance %
Nominal (with no inflation)	86,63	144,31	66.6

Real (with inflation)	248,24	144,34	-41.9

On November 26th, 2008, note SSEE N° 1383/08 instructed us to continue earmarking PUREE balance to cover the amounts which result from the application of the Cost Monitoring Mechanism until its effective rate transfer be recognized.

7.i) Systems

During the year 2008, we continued the consolidation of the Systems Plan which had been designed over the year 2006. The main implemented projects are shown below:

•

In May 2008, we entered into a contract for the purchase of CC&B software to completely renew the business systems with Oracle firm. The project started in the month of August and it is expected to finish at the first half of the year 2010.

•

The second stage of Nexus-GIS was implemented, fitting out the Call Centers, IVR, OMS, Crisis Management, Public Highway Security, Service Quality and Technical Product, thus enabling us to improve the efficiency in the management of forced and programmed incidences in the network. At the same time, the second stage of Nexus-Scada was implemented, which enabled us to incorporate SCADA/DMS into GIS concerning events and novelties in high and medium voltage networks installations.

•

Regarding the of Xnet platform update, we carried out the migration of intranet and extranet applications to Java. We implemented IDS solutions (Intrusion Detection System) and IPS (Intrusion Protection System) to avoid potential attacks to the perimeter security. We activated the web content filtering thus improving security in users web surfing. Furthermore, we acquired and implemented a new VPN Solution to guarantee the authentication, integrity and confidentiality of remote communication to Edenor network.

• With respect to the requirements of the Law Sarbanes-Oxley (SOX), we carried out different projects to improve different aspects of the Management administration.

o

We installed Foglight and Big Brother tools from Quest firm to carry out base hardware and software monitoring in Open Systems; Spotlight, SQL Analyzer and Foglight Performance Analysis, also from Quest, to diagnose possible failures in the context; Control-M, from BMC

Software firm to automate batch and Harvest processes, from Computer Associates to the administration of programs libraries. These products are at a calibration stage.
o	Remedy tool is being implemented from BMC firm for the management of incidents. We plan to incorporate the changes management module in the year 2009.
o

We started the project of installing GRC-VIRSA tool from SAP which enables us to monitor and manage risks as well as roles, the approval application and special access, which will be finished in the first quarter of the year 2009.

o	We performed, documented and adjusted several components of the normative scheme of the area.

•

We started the Infrastructure Integration project which will enable us to unify the operating system platform and include all productive conditions in only one virtualized system for new business applications, SAP, technical applications, etc. The bidding has finished. The project will start in the month of January. This project also includes the incorporation of a high-tech corporate backing solution (Backup) to cover all requirements of the datacenters of Tronador and Estomba.

• Modifications within Carion and GT3 Systems were carried out to invoice new applicable rates structures. Within Clarion system, we carried out adaptations to invoice consumption credits.
•

We implemented different adaptations within SAP to improve operating within the Projects module and to allow contractors to enter the movements of materials taking into account the necessary safety requirements.

• We implemented DIME Tel system, which enables us to record inspections through a mobile device, thus improving the management and information quality.
•

During the first quarter of the year 2008, the Disc Network (SAN) configuration for data storage of all Corporate Systems was finished. During the forth quarter of the year 2008, we entered into a contract and implemented the enlargement of storage to be able to meet the needs of the new business system and the incorporation of virtualization technology thus enabling the interaction of situations without interference while using resources.

•

We started the Renting of Impression project, which will enables us to replace all printers of the company, which are quite obsolete, thus avoiding an important saving on consumables. We performed bidding documents, planning the award at the beginning of the year 2009.

•

During the year 2008, we developed and implemented the SIGOS system to administer service orders generated by Clarion, which are assigned by Business Offices’ operators to a contractor, who administers and completes them through a web application.

7.j) Human Resources

New Recruits

Most of the new recruits during this year respond to technical profiles, that, although there are few of these profiles in the market, Edenor could meet its demands through different actions which broadened our data basis and made successful our search for recruits.

With the aim of providing new recruits with knowledge and skills which enable them to get familiar with the Company and obtain the tools which enable them to perform their new job successfully, an induction and integral training according to each specialty.

We continued making progress with the Induction by e-learning Project, which we are planning to implement during the first quarter of the year 2009.

Jobs

This year was characterized by the reinforcement of the technical staff of the Company. However, new professional and personnel with commercial training were recruited.

As a new measure in the Selection process, we incorporated the analysis and administration of Psycho-technical Evaluations, to all personnel who is joining the Company.

In order to make the Selection process more successful, we started working on a new tool which enables us to use a technological platform to administer and filter the Curriculums sent to our web site. On the other hand, we are also working on the web page update project, in which the likely candidate could visualize testimonials of those who are currently participating in our Labor Insertion Program.

We maintained and broadened the contacts with Technical Colleges and Universities with the aim of spreading our Technical Colleges Programs and Scholarships Plan, and we attended the Engineering and Employment conference with the aim of fostering the contact with likely candidates.

Scholarship Plan

During this year we had an average of 90% university students participated in the Plan. More than 30 new young people incorporated into the Pan and 24 scholars were recruited as our personnel. We have entered into more than 30 agreements with prestigious Universities which we currently maintain. We have updated master agreements with educational institutions with which we started working from the beginning of the Plan.

We continued carrying out group meetings and individual interviews with each scholar with the aim of making a personalized follow-up on the part of tutor and the RRHH (Human Resources).

This year, we had the opportunity of spreading our Scholarships Plan, through experiences our scholars told while being interviewed by University personnel, which were published in the institutional journal.

Apprenticeships Plan

During the months of April and May, we have been carrying out the selection of technical colleges’ students since the year 2000; as they participate every year in said plan. Thus, more than 400 students have participated in this experience.

During the year 2008, 54 young students joined the technical areas of the Company with the aim of complementing the concrete practice with the theoretical education they get from school.

The apprentices are given a full induction course at the beginning of the apprenticeship and a workshop on labor insertion at the end of the course, which guides them in their job search.

We incorporate young technical students to our Company, granting, in many cases, University’ scholarships.

More than 90 ex apprentices have joined the Company under one of these methods.

Annual Training Plan 2008

The year 2008 was characterized by the development of Technical Training Programs to both, our own personnel and independent contractors’ personnel. We gave priority to technical Safety-related activities with a team composed of 62 internal facilitators who collaborated to this aim.

Over the year, about 120 activities were given, aimed at developing skills in work places, for both operating activities and managing activities, totaling 50.000 hours.

Integral Training for New Technical Personnel

During the year 2008, Edenor continued recruiting technical personnel with the aim of making new work teams. Thus, we intensified the integral training program which is given to all new technical personnel. This training course of 214 hours enables the new employees to have the necessary knowledge and skills for their future task within the company. Said activity takes place in the Centro de Capacitación (Training Center) in Villa Lynch.

Safety is the leading issue of all training course, both for theoretical matters and the putting into practice of safety measures of each learned task, through the teaching of 24 technical instructions during 24 days.

The training team is accompanied by a “facilitator” who is the person in charge of coordinating the activity of the group, providing them his/her experience and organizing the practice of instructions during 24 days, throughout the whole training course. On the other hand, a team of 15 internal and external facilitators gave specific topics on: safety, quality, image and conduct, environment, work at height, first aid, new technologies, etc.

This activity is completed by visits to different company premises and the observation of maneuvers and street works.

During the year 2008, 2 courses were attended by a total of 45 technical personnel.

Training Program to Contractors – Agreement with the Universidad Tecnológica Nacional.

We entered into a Cooperation Agreement with the Universidad Tecnológica Nacional, Regional General Pacheco, (National Regional Technological University of General Pacheco) which was about, among other issues, team work for the design of a course about “Training in Low voltage Electric Networks”. It is aimed at training the personnel who have lately joined independent contractors of Edenor. Thus, Edenor contributes to contractors, providing an integral training based on safety, image and conduct and the practice of technical instruction, intended to constantly improve service quality.

80% of the training course is practical, that is why Edenor installed within the University premises an “Electric Network Practice Laboratory”. The laboratory is equipped with the necessary materials and facilities to develop specific skills related to electricity activities. This laboratory is also available for the practice of students of university courses and courses on electrical topics of the University.

In order to complete this program, another similar course was designed but shorter than the other (5 days) called: “Low Voltage Electric Networks Recycling”, aimed at the rest of contractors’ personnel, and at reinforcing issues related to safety and updating of new technologies.

Beginning this program, during the month of November the Electric Networks’ Laboratory was opened and two courses were given. Masters and Postgraduates qualifications. In relation to professional update, 13 people were awarded masters and postgraduate qualifications in each specialty. These people attended courses during one year in different educational institutions, apart from seminars, conferences and update courses carried out in external institutions. This activity will continue during 2009 permanently, thus achieving training all personnel who work with Edenor. Employees who pass the courses will be awarded a passing certificate issued by the University and an identifying card will be given to them which will be valid for one year.

Internal Communication

Over the year 2008, the “A Toda Luz” (“At Full Light”) magazine, the weekly and special “Flash Informativo” (“Informative Flash”), the Intranet management and the design and diffusion of institutional campaigns, continued being published in the notice board of the Company.

Work Relationship

During 2008, Edenor also continued providing assistance to different areas of the company with the aim of maintaining a good relationship with the personnel and fostering the existing good work climate. We also provided advice to interpret the work laws and regulations in order to understand the parties’ rights and obligations, at the time potential lawsuits were minimized.

Support Groups’ Training in Emergencies

We created a support group in emergencies composed of coworkers of staff’s areas which are not related to the operating, who may collaborate in these situations, reinforcing tasks concerning customer service as well as call centers. In order to be able to act in these kinds of situations, 290 people were trained concerning this issue. Thus, we provided them with the necessary tools in order to collaborate with the technical areas in moments of contingencies.

Said training was supplemented with fire drills in different operating areas and answering telephone calls

Occupational Health

During the year 2008, preventive medical checkups to external and internal personnel were performed; achieving a 90% attendance, these checkups also enabled us to renew authorizations for the personnel exposed to electric risks totaling 270 employees.

Checkups required by the “Ley de Riesgos de Trabajo” (“Labor Risks Law”) were performed to personnel exposed to pollution, totaling an 80%.

Satisfaction

Over the year, all activities were evaluated through a survey which was handed to participants at the end of each course.

The degree of satisfaction of participants was evaluated on the following items: the contents of the activity, the material given, the duration of the course and the facilitator’s skill.

A 99% satisfaction was achieved in the year 2008, keeping the 2007 index.

Statistics of the year

Total Training Hours	50.000

Hs. Operating Training	40.000

Hs. Managerial/Development	10.000

Hs./Man	20

Activities given (without repetitions)	120

Qualified Personnel	1415

Participants’ satisfaction	99%

8. - FINANCIAL STATEMENT

In fiscal year ended December 31st 2008, the Net Operating Results have decreased significantly, from a $429,201,000 (Argentine pesos) income in 2007, to a $302,915,000 (Argentine pesos) income in 2008.

The main factor which led to this reduction is the 15% increase in operating costs.

It is important to stand out that, up to December 31st 2007, we have recorded the recognition of the total retroactive amount for the application of the new applicable rates schedule resulting from the Adjustment Agreement with by the Argentine

Government, which amounted to $218,591,000 (Argentine pesos). Excluding this impact, the Net Operating Result would have been $210,610,000 (Arg. pesos) income.

During the fiscal year 2008, there was an increase of 17% in the VAD resulting from the new applicable rates schedule in full force and effect since July 1st 2008, and which incorporates, partially, MMC adjustments that had not been included in Edenor applicable rates schedules. Additionally, the energy sales volume has risen as a result of the consumption growth per customer and in the number of clients.

With respect to financial statements, they have increased significantly, from an $112,782,000 (Arg. Pesos) loss in 2007, to an $187,332,705 loss in the year 2008. Said negative variation is based mainly on the exchange difference resulting from peso-US dollar parity increase which in the year 2007 recorded a $30,793,000 loss, whereas in the year 2008, a $84,568,000 loss is registered.

Financial interests increase have also influenced negatively which, in fiscal year 2007, amounted to a $61,082,000 loss (Arg. pesos), whereas in fiscal year 2008, they amounted to $ 85,501,000 (Arg. Pesos).

On the contrary, financial expenditure have lowered significantly which, in fiscal year 2007, amounted to $21,042,000 (Arg. Pesos) whereas in the year 2008 amounted to $9,964,000 (Arg. Pesos). Said improvement is basically the result of the charging of, in 2007, the costs related to the issuance of Corporate Notes detailed hereunder, which amounted to $7,403,000 (Arg. Pesos).

Regarding investments of fiscal year 2008, they have amounted $335,722,000 (Arg. Pesos), slightly lower than investments carried out during 2007, which had amounted to $342,749,000 (Arg. Pesos) (a 2.1% decrease).

The net income for the year ended December 31st 2008, was $123,115,000 (Arg. Pesos). It is important to stand out that Retained Earnings for fiscal year 2007 which amounted to an $88,611,000 (Arg. Pesos) loss; were absorbed by Capital Surplus in Regular and Special Shareholders’ Meeting held on April 15th 2008.

Share Repurchase

In October 2008, The Board of Directors decided to approve the terms and conditions of the Public Offering of the company’s own stocks.

As a result, we received sale offers of 400.000 Class B common shares of the company, which have been accepted in its entirety. The price of which was $ 0,65 (Argentine pesos) per share and were liquidated pursuant to the terms and conditions of the Offering.

On November 14th, 2008, the Board of Directors of the Company decided to establish the terms and conditions of purchasing of Class B shares through open market operations up to $45 million (Argentine pesos). The price rate to be paid for shares was established from a minimum of $0,50 per share and to a maximum of $0,80 per share (Argentine pesos). The approved terms and conditions will be valid for a term up to 120 consecutive days, beginning as of November 15th, 2008.

On December 31st, 2008, the company had purchased 9,012,500 shares through the method of repurchasing in stock market.

The total amount of shares purchased by the Company during the year 2008 was 9,412,500 shares, representing a 1% of its capital.

Corporate Notes Repurchase

During the months of October, November and December, in different purchases in the stock market, the Company rescued and canceled about U$S6 million (US dollars) of capital of the Senior Corporate Notes due 2017, and about U$S 32,5 millions (US dollars) of capital of the Par Corporate Notes due 2016.

Furthermore, during the same period, Edenor repurchased, through different operations, about U$S 11,5 millions (US dollars) of capital of the Senior Corporate Notes with due 2017, which maintains in portfolio.

On December 31st, 2008, the stated capital of the Company’s financial debt amounted to U$S 262,7 millions (US dollars) (including a capital of U$S 202,5 millions (US dollars) of the Senior Corporate Notes due 2017, U$S 47,5 millions (US dollars) of the at Par Corporate Notes due 2016 and U$S 12,7 millions (US dollars) of the Floating Rate Par Notes due 2019)

Discretionary Trust

On September 30th, 2008, pursuant to a resolution established by the Board of Directors of the Company, the latter decided to create a discretionary trust for a 2 years term with Macro Bank Limited as trustee, with the aim of implementing available measures to preserve the financial soundness of the Company.

On December 31st 2008, the trust maintained in portfolio U$S 24,5 (US dollars) millions of Senior Corporate Notes with maturity date 2017.

Line of Credit – Banco Nación Loans (Bank of the Argentine Nation)

In order to optimize the working capital management, on December 19th 2008, as part of the line of credit with Banco Nación (National Bank of the Republic of Argentina), we received a two-year loan by 50,000,000 (Argentine pesos), of 6 months of grace and amortization in 18 monthly and consecutive installments.

Said loan accrues a variable rate BAIBOR plus 5 points, with monthly interest payments.

Coupon Swaps

With the aim of hedging against the risks of fluctuations in the US Dollar – Argentine Peso exchange rate, our Company carried out transactions with derivative financial instruments (EMTA basis) with Merril Lynch, in order to cover interest payment for the year 2008 and 2009 in relation to Senior Corporate Notes with maturity date 2017 and Fixed Rate Par Notes with maturity date December 2006.

1) Fixed Rates Par Notes

Settlement Date	Underlying Liabilities Amount Thousand US Dollars	Underlying Liabilities Amount Thousand Arg. pesos

12/12/08	2,001	6,894
06/12/09	2,401	8,273
12/11/09	2,401	8,273

2) Senior Corporate Notes due 2017

Settlement Date	Underlying Liabilities Amount Thousand US Dollars	Underlying Liabilities Amount Thousand Arg. pesos

10/08/08	11,550	39,420
04/08/09	11,550	39,420
10/08/09	11,550	39,420

These instruments ensure economic and financial coverage upon the amounts in foreign currency which the Company shall pay in the three due dates of covered interests, in case of fluctuations in the rate of exchange.

Financial Debt

Up to December 31st, 2008 the total financial debt of Edenor amounted to $940,393,000 (Arg. Pesos nine hundred forty million three hundred ninety three thousand), including accrued interests by $9,474,000 (Arg. Pesos nine million four hundred seventy four thousand).

With respect to the previous year, the net financial debt of availabilities and investments decreased $63,841,000 (Arg. Pesos sixty three million eight hundred and forty one thousand) (7.3%) as the result of repurchases.

The current debt profile has an average term of about 8.5 years and an estimated average rate of 10.4%.

The maturity date structure of the capital of the financial debt in force and effect is shown in the chart below:

As it is shown in the above chart, Edenor considerably reduced its capital maturity dates, taking advantage of the debt values in the market, resulting in a comfortable and healthy capital structure.

In the year 2008, as a result of a step up in some of its bond’s rates and the fixed rate of 10.5% of the 2017 issuance, Edenor experienced an increase of 4.18% in its debt average rate.

Average Rate of Debt

Credit Rating of Edenor

At the year-end 2008, Standard & Poor’s, for the Program of Corporate Notes for 600 million US Dollars, the “raA” rating, with stable perspective on a national scale and the “B” rating on an international scale. RaA ratings with stable perspective reflect the expectations that the good cash of Edenor allows the company to finance its important investment plan and to face, easily, maturities in 2008 and 2009.

Furthermore, the tendency incorporates the worsening throughout business in Argentina and the high political and regulatory risk which is reflected in the postponement for

2009 of the global renegotiation of the Contract of Concession of Edenor. A rise in ratings will mainly depend on an improvement in business in Argentina.

On the other hand, Moody’s Latin America maintains a B2 rating on a global scale and an A1.ar rating on a national scale, with stable perspective, to the different series issued by Edenor. Ratings reflect an improvement in the financial position of the Company after the agreement on rate adjustment to non-residential customers, approved by the Argentine Government, although without taking into account the nature of the electric market in Argentina. These ratings reflect the uncertainty still present in this sector, and the instability in the regulatory framework for the electric market in Argentina.

9. - REGULATION AND CONTROL

The Ley N° 25.561 de Emergencia Económica (Economic Emergency Law) which was passed and enacted at the beginning of January 2002, had successive extensions which postponed the effective date of the emergency declaration and its consequences during 2008.

In the year 2007, the Argentine Energy Department resolution n° 434/07 had been issued, which established a new period of contractual transition, in the terms of the Acta Acuerdo de renegociación (Renegotiation Agreement) signed on February 13th 2006, by which it was established that the period will be between January 6th 2002 and the effective date of the applicable rates schedule resulting from the Revisión Tarifaria Integral or RTI (Integral Rate Revision). On July 13th 2008, the Argentine Energy Department issued S.E. Resolución N° 865/08 (Resolution N° 865/08) by which Resolution N°434/07 is modified, fixing as effective date of the applicable rates schedule resulting form the RTI, the month of February 2009.

To this respect, on September 22nd 2008, Edenor was notified of ENRE Resolution N° 467/08 in which the program for the Integral Rate Revision of the Federal Distributors was approved.

Furthermore, the Argentine Energy Department Resolution N°1037/07 (SE Res. 1031/07) is still taking effect, which modified the earmarking of funds resulting from the PUREE implementation, enabling us to compensate it with the following:

a)

The amounts to be paid by Edenor on account of (CAT) established by Section 1° of Law N° 25.957, with the aim of calculating the total value of FONDO NACIONAL DE LA ENERGÍA ELÉCTRICA (FNEE) (National Fund of Electric Power), and b) the amounts for the rate updates resulting from the Mecanismo de Monitoreo de Costos (MMC) (Cost Monitoring Mechanism), until the actual rate transfer, from one concept or the other, be recognized.

10. - QUALITY OF SERVICE AND QUALITY PRODUCT

Quality of Service

The series of continuity indicators for High and Medium voltage level (FMIK and TTIK) (last 5 years), are the following:

FMIK (Times)	2004	2005	2006	2007	2008

High volt. External	0.24	0.35	0.13	0.16	0.17

High volt. own	0.33	0.70	0.28	0.41	0.52

Médium volt. own	2.07	2.34	2.40	2.90	3.41

Total Own Network	2.40	3.04	2.68	3.30	3.92

Seen by the client	2.64	3.38	2.81	3.47	4.10

TTIK (Hours)	2004	2005	2006	2007	2008

High volt. External	0.15	0.21	0.23	0.28	0.25

High volt. own	0.14	0.50	0.14	0.34	0.58

Médium volt. own	4.02	4.38	4.64	5.97	7.48

Total own Network	4.16	4.88	4.78	6.31	8.06

Seen by the client	4.31	5.10	5.01	6.59	8.31

These indicators represent the number of power outages and time out of service on average from each kVA of Medium voltage/Low voltage transformers and contracted power of Medium voltage and High voltage clients; this means that they reflect the performance of medium and high voltage exclusively.

High temperatures had a negative impact on January indicators and in the last week of November 2008, whereas winter climate factors had their highest effect in June 2008. On January 21st, our High voltage network registered a serious incident in Malaver Substation which propagated to several substations of the network. The external network had two serious incidents (sub-frequency relays trigger) on September 4th and 8th thus, affecting more than 460.000 clients (they do not reflect in the indicators as they are deemed to be caused by force majeure by supply deficit)

Due to the low temperature throughout the winter season, we registered the highest demand in Edenor history on 06/20/08, 3.800 MW, whereas, as a result of the atypical high temperatures of the last week of November, the top registered was on 11/27/08, reaching 75.10 GWh, in Edenor’s history.

As of October 19th 2008, the new time was put forward 60 minutes, during summer, as opposed to the year 2007, which did not have practically any impact, as it was applied as of December 30th.

Apart from these indicators of continuity FMIK (Medium Frequency of interruption) and TTIK (Total Time of Interruption), international indicators are also informed SADI (System Average Interruption Duration) and SAIFI (System Average Interruption Frequency Index), according to 1366 IEEE recommendation.

These indicators include the component of the Low voltage network and are similar to FMIK and TTIK, but now the indicators are based on the number of clients instead of the kVA Medium voltage/Low voltage. This way, they enable us to have a global view of the network, but at the same time, the importance of the affected installation is not taking into account, as a residential client Low voltage has the same weighting in the indicator as a large client High voltage.

The series of continuity indicators SAIDI and SAIFI over the last 5 years, are as follows:

SAIFI (Times)	2004	2005	2006	2007	2008

High volt. External	0.26	0.35	0.11	0.10	0.14

High volt. own	0.35	0.77	0.28	0.42	0.53

Médium volt. own	2.23	2.61	2.69	3.27	3.82

Low volt. own	1.22	1.61	1.72	2.21	1.21

Total Own Network	3.80	4.99	4.69	5.90	5.57

Seen by the client	4.06	5.34	4.80	6.00	5.71

SAIDI (Hours)	2004	2005	2006	2007	2008

High volt. External	0.11	0.13	0.09	0.10	0.09

High volt. own	0.17	0.61	0.14	0.37	0.59

Médium volt. own	4.28	4.83	5.10	6.77	8.19

Low volt. own	4.18	6.06	6.10	8.31	4.74

Total Own Network	8.64	11.50	11.34	15.45	13.52

Seen by the client	8.75	11.63	11.43	15.55	13.61

Quality of Product

With respect to the development of voltage control campaigns and disruptions established by ENRE 184/00 resolution, during 2008, we have carried out the number of measurements which were required, apart from the calibration and certification of the park of gauges.

In accordance with the policies of equipment update and replacement which monitors disruptions, during 2008, we started replacing equipment we had acquired in 1997, with state-of-the-art equipment, seeking to finish the replacement of the whole equipment during the year 2009. Thus, we will have a two-year generator at the most, facilitating the management and avoiding the repetition of measurements of failures in the equipment.

Electric parameters monitored by the equipment which measure electric disruptions in the network, are analyzed emphasizing the early detection of potential electric power deviations, with the aim of optimize the performance of the installations.

We submit systematic reports on those sectors of the network in which penalized deviations in the quality of technical product delivered were registered in order to optimize the constant investments aimed at improving the quality of product to be delivered.

11. - CORPORATE SOCIAL RESPONSIBILITY

In Edenor we consider the Corporate Social Responsibility as: “the company’s commitment to contribute to the sustainable development with the participation of its groups of interest, with the aim of improving the quality of life of the society as a whole” 1. This activity is carried out voluntarily and independently from the fulfillment of all duties established by effective norms.

There exist different social aspects for which a company is responsible, as for example: environmental concern, groups of interest, fair operating practices, human rights, and transparence and work practices.

Edenor keeps sustainable development principles within the strategic axes of its management, being supported by its three pillars: social responsibility, environmental care and corporate profitability, assuming, within them, the principles of the Pacto Global (Global Agreement) fostered by the Naciones Unidas (United Nations).

Edenor established the following values: the need of ensuring the continuance of current and future business activity, compensating social and environmental actions with the economic performance of the company.

Participation in ISO 26.000

We continued working, at a national and international level, in the writing and formulation of the first social responsibility standard fostered by ISO, which will be published in 2010, and seeks to be a non-certified guidance for all kinds of organizations which are keen to tackle social responsibility in its daily activities.

Edenor participates as a representative of the group of the Argentine industries. During 2008, we were present at a full meeting in Santiago de Chile. At that meeting we elaborated the standard for which we passed to a consensus stage called “Borrador del Comité” (“Committee Draft”), which means that the approved version in this meeting will not be changed significantly.

Within Argentina, this process implies a strong commitment as we continued working on the norm from the different exchange areas as for example: CEADS (Consejo Empresario Argentino para el Desarrollo Sostenible) (Argetine Council on Sustainable Development), IDEA (Instituto de Desarrollo de Ejecutivos de la Argentina) (Development of Executives Institute of Argentina) and IRAM. Within the latter, different interest groups meet: industries, government, consumers, NGOs, trade unions, and the Argentine Department of Standards. This ensures a broader and uniform participation in the process.

Global Agreement (Pacto Global)

Edenor, as an UN Global Agreement signatory, works since its adherence, with the United Nations’ Focal Point in Argentina, and other signatories, to promote its principles in Argentina.

During the year 2008, we continued working as part of the government body of the Red Argentina de empresas y organizaciones, (Argentine Companies and Organizations’’ Network) which adhered to this initiative, through monthly meetings and which imply a consensus, commitment and effort on the part of all signatories. The activities performed throughout the year, were focused on the promotion of the initiative

[1] CEADS (Argentine Council on Sustainable Development)

throughout the national territory and the spreading of one of the principles concerning child labor.

Since its accession in the year 2004, Edenor submits, every year, its Progress Communications2, about its successful progress on one of the principles. In the year 2008, we were able to perform this communication embracing the ten principles established by the Global Agreement.

IDEA and ADEERA

Edenor continued presiding over the IDEA Corporate Social Responsibility Commission. Throughout the year, we worked on the link state-company communication, with guests from different governmental organs.

IDEA authorities granted Edenor an award recognizing its work in this commission during the year. Furthermore, the company has been reelected and it will continue presiding over this Division in 2009.

We also coordinated the Comisión de Ambiente y Seguridad de la Asociación de Distribuidores de Energía Eléctrica de la República Argentina (ADEERA) (Environment and Safety Commission of the Energy Distributors Association of the Argentine Republic), the meetings of which were held every two months. During these meetings we tackled electric sector issues, seeking to share good practices and experiences which are the same as all the Energy Distributors companies have.

Participation in the Ministry of Labor

We continued working, as we did since the year 2007, with the Labor Employment and Social Security Ministry, on the public-private cooperation and association. We seek “to foster the positioning of decent work principles within the RSE framework, in a competitive and dynamic economy, capable of growing in a sustainable way, and with a greater social unity, with more and better jobs”3

During the year 2008, we worked on the three issues of the Corporate Social Responsibility and Decent Work program: Formal Employment in the Set of Values, Collective Bargaining and Social Dialogue and Training for the employment of young people.

Sustainability Report

We made progress on the first Sustainability Report of the company, the aim of which is to be a tool for the communication and transparence of values, principles and results. This report includes the activities carried out during the years 2007 and 2008, and it will be submitted in the first half of the year 2009.

Casas por + energía (Energy-saving houses)

[2] Annual Document to be submitted by the companies which had adhered to the Global Agreement, containing their progress of any or all of the issues of its principles.
[3] Official Gazette of the Ministry of Labor, Employment and Social Security. Activities Report 2006-2008

This Project is set within Edenor’s Corporate Social Responsibility policies, aimed at improving its clients’ standard of living, its relationship with the State, its business profitability and the protection of the environment.

Edenor proposes incorporating certain building features of design and materials as well as technological features into houses built by the government, which together with a social program aimed at training the community to use energy effectively seeks to reduce energy consumption and could be implemented in massive housing projects. With this aim in mind, Edenor desgined a pilot project of 40 homes to test each of these proposals.

The desired objectives and results are focused on achieving a reduction of about 30% in the residential energy consumption, promoting URE (Rational Use of Energy) technologies and awareness, generating standards which allow the replication of technologies on a large scale, and enhancing the company’s image to the highest level for our clients, government officers and the public in general.

The 4,781 clients who have prepaid meters consumed 12,62 GWh in 2008, 7.8% more than in 2007 and paid $ 1,307,864 for that energy plus tax, which represents a growth of 5.2%.

This system of self-administration of demand allows families with irregular incomes to have legal access to electricity and be able to obtain it from values of one peso in manual or automatic stores or in places such as train and petrol stations which are open all day long.

This project is being developed in Merlo basically, apart from a hundred which were installed in Escobar.

Vale Luz (Light Voucher)

Another initiative to facilitate the bimonthly payment of bills for residential clients with irregular incomes is that called Vale Luz (Light Voucher), which allows these clients to purchase one-peso vouchers in grocery stores and supermarkets to settle their electricity bills partially or totally.

EDENORCHICOS EDUCATIONAL PROGRAMS

Edenorchicos is the name given to the number of activities which are organized for children by Edenor’s External Relations Department as part of its Corporate Social Responsibility policies.

Edenor’s educational programs are part of its long-term policy of commitment to society: its programs have been implemented for over 10 years.

With the aim of instilling, among other topics, the Rational Use of Energy, the protection of the environment and home and street safety in children at an early age, in 2008 the Company continued, in a coordinated way, with a number of educational activities organized for primary-school children in the concession area.

The principal aims of these activities were to strengthen the bonds with the community, promote a responsible and committed attitude towards the consumption of energy, teach children to appreciate energy as an indispensable resource for human development and arouse children’s curiosity in the world around them.

One hundred books for our schools

“One hundred books for our schools” is the name given to Edenor’s educational program for primary schools with unsatisfied basic needs located within the concession area. Every month Edenor coordinates the program in a different municipal district and in 2008 we worked with schools from La Matanza (for 4 months due to the great number of schools in that municipal district, San Fernando, Merlo, San Miguel, Malvinas Argentinas, Ituzaingo and General Rodríguez.

In this program children work on models or posters and the winning school receives over 100 textbooks and storybooks and two computers. Children learn a lot by taking part in this contest thanks to the information Edenor brings to these schools and the work done in the classroom. The topics children work on are: “What’s behind the light switch?”, “Rational Use of Energy”, “The Environment”, “Home Safety” and “Street Safety”.

This program started in 1995 and since then around 79,000 books have been donated. In 2008 around 350 schools and over 60,000 children participated in the program.

Connection to the Future

In the 2008 school year the program “Connection to the Future” was carried out in a different primary school within the concession area every day. An educational and interactive play was put on in over 170 schools in the municipalities/areas of La Matanza, San Fernando, Merlo, San Miguel, Malvinas Argentinas and Ituzaingo, where over 74,000 children saw it.

In this play children are taught what electricity is, its history, where it comes from and how it gets to our houses, how to be careful with it and how to use it efficiently. All the students in each school participate and at the end of the workshop a booklet is handed out with further information about each of these topics.

Thanks to this program around 75,000 children are trained every year. This program started in 1998, so for the last 11 years over 1,770 schools have been visited and around 845,000 children have taken part in workshops.

Sustainable Development Management

Edenor considers Sustainable Development as “the assurance of continuity of future and current business activity, combining social and environmental actions with the economic performance of the company.

In 2008, we made progress in fostering the aspects we prioritize in its Strategic View: Sustainable Development, Safety and Environment.

In concordance with Edenor’s Strategic View, we have been granted an extension to Safety and Occupational Health Management certification and the maintenance of Quality and Environmental Management certifications which were previously granted, with the additional value of the incorporation of systems.

This means that our Safety, Quality, Environmental, Occupational Health and Public Security Systems, are included in only one system, based on a unifying policy, with mutual proceedings and a comprehensive documentary system. This is made with the aim of achieving synergy among all systems’ objectives and avoiding repetition and superimposition of processes among them. Additionally, this allows the company to improve aspects of daily management such as documentation, decision-making, establishing objectives and the evaluation of actions and projects, reaching resources optimization and a greater management efficiency in all Systems.

Safety Management

Edenor S.A. is constantly concerned about improving contractor’s personnel and our own personnel’s safety, as well as Public Highway Security.

In the operative activity of the company, our task is to provide our personnel with personal safety and training our personnel, emphasizing in respecting the proceedings, the use of good practices and safe technology, the use of personal protection and supplementary safety features, and the constant monitoring of work practices.

Safety is of the utmost importance in our company, which is reflected in the high value we place in it, within our company. Our values are ordered according to the importance we give to them, with the aim of facilitating the making of decisions on the part of all members of staff.

During 2008, area work was structured in the following axes:

Certification of Management under the OHSAS 18.001 Norm

Industrial Safety Management is performed as part of the Integrated Management System, and specifically concerning Safety, the system is certified by OHSAS 18001 norms since 2005. In 2007, Edenor incorporated within its strategic axes, the broadening of the scope of said certification to all company’s areas, and during 2008 we continued working this way.

Thus, in October 2008, the Instituto Argentino de Normalización (IRAM) (Argentine Standardization Institute) carried out audits on maintenance and broadening of the scope of OHSAS 18001:2007 Certification. We achieved the extension to activities of Distribution and Marketing Department (Transmission Management, Marketing Department and Medium voltage Dispatch and Tele-control Sub-managements), operating and administrative activities of Technical, Corporate Affairs, of Finance and Control, Marketing Managements and Maintenance Areas of Substations, High Voltage Wires and lines, Voltage Work, Medium Voltage Dispatch and Tele-control.

Danger Detection and Risk Assessment

Within the Integrated Management System, EDENOR has a documented proceeding which allows us to establish the guidelines to be followed for danger detection and risk assessment of daily and non daily tasks, carried out by both the company’s personnel and the contractor’s staff, as well as those tasks which may affect third parties. According to the results of this assessment, we establish the Safety, Occupational Health and Public Security Management Annual Program:

Safety, Occupational Health and Public Security Management Annual Program

          Danger Detection and Risk Assessment standards of the year 2007 laid the foundations of the aims and objectives to be followed in 2008, which were expressed in the SySo Management and Public Security Program 2008. Among its objectives the most outstanding ones were as follows:

•	Building and Installations Risk Reduction.
•	Moderate and significant risk reduction of company’s and contractor’s personnel.
•	Accidents and Claims Reduction for Public Highway safety.
•	Information on Safety, Occupational Health and Public Security Management.
•	Broadening of the Management System scope.
•	Information and prevention of diseases.

Furthermore, with the aim of optimizing prevention, the “SySO and SVP Monitoring Program” has been developed. This establishes control of those tasks and operations which may represent major hazards. The Monitoring of the year 2008 was defined mainly, with the aim of controlling, in situ, those tasks performed by the personnel of the company and contractors, and conducting facility-wide evacuation drills in our buildings and of thematic controls on contractor’s personnel.

With the aim of achieving a large degree of commitment on the part of our personnel, each Director informed his/her coworkers, in cascade, about Safety Programs.

Training

During 2008, the Safety Training Plan was lined up to two basic axes of our activity: Work at Height Methodology, and Electric Risk. Thus, 784 employees were trained, totaling 4557 hours.

Furthermore, we have carried out the awareness and diffusion of the Integrated Policy and Management System in order to be granted the broadening of the scope of OHSAS 18001 Certification to the Corporate Affairs, Finance and Control, Maintenance Areas of Substations, High Voltage Wires and lines, Medium Voltage Dispatch and Tele-control.

COURSE	Employees	Total Hours

OHSAS 18.001 Awareness	265	542

Work at Height Methodology	250	2250

Electric Risk	170	510

Load lifting	13	39

Comprehensive training in Safety for new personnel	45	720

Comprehensive training in electric networks	20	336

Recycling in Electric Networks	21	160

Total:	784	4557

          Technical Specifications Update

By the end of the year 2007, Edenor carried out a study of thermal properties of technicians’ work wear of those who perform outdoors work. Thus, as a result, we needed to adapt and redesign our operatives’ clothing. During 2008, technical specifications were adapted, raising the degree of comfort, quality and image of safety features. As regards work wear, clothing design was modified for operatives, modifying the materials, the color and clothing making.

Furthermore, with the aim of raising safety standards, a 100% of the technical specifications of the EPP (Personal Protection Equipment) were updated.

Comisión Mixta de Higiene, Salud Ocupacional y Seguridad (Work Health and Safety Joint Commission)

This commission is composed of Edenor’s representatives and Sindicato de Luz y Fuerza (Luz y Fuerza Union) representatives, the aim of which is to exchange information on industrial accidents and analyze their cause, as well as verifying the working conditions as regards health and safety, of all company establishments.

Members of this Commission met 7 times during the analyzed year.

Indexes of Accidents:

Indexes of accidents during 2008 were as follows:

Frequency Index: 4, 60
Seriousness Index: 0, 38

Both indexes are far below the average value estimated for our activity.

Through accident research and upon analyzing their root causes, we take the necessary preventive and corrective measures for each case, which are analyzed by the representatives of each area who hold monthly meetings in said committees.

Evacuation Drill to be prepared in case of Emergencies.

Achieving the 2008 objectives, and observing the legal requirements which are in force and effect, response in case of an emergency and evacuation drills were carried out by all permanent staff of the company.

These practices allow us to train our personnel in playing their role to be prepared to face difficult situations.

During the year 2008, two evacuation drills were carried out in the company’s Buildings in the Capital City and one was carried out in the Gran Buenos Aires.

Contractor Management

Through thematic controls, monthly meetings, training and monitoring of independent contractors, they continued aligning themselves to Edenor’s strategic view.

During the year, we put emphasis on the use of the EPP and on the compliance with norms and proceedings to prevent accidents.

Accident Reduction:

During the year, an 18 % of public highway accident reduction related to Edenor installations was registered, compared to the rate registered during 2007, thus maintaining the decreasing tendency since 2006.

NUMBER OF ACCIDENTS 2006-2008

Relationship with Client and Municipal Districts

According to our analysis, most public highway accidents (65%), occurred during the year 2008, were caused by third parties negligence (users, other utility companies and employees of districts). The 50 % of which are caused by clients’ actions and the rest of them are caused, mainly, by personnel related to Municipal districts.

As corrective measures, we handed posters of useful advice on Public Security around business premises and customers were delivered our invoices with said information.

On the other hand, we continued handing a report on accident causes around the municipal districts of the area of concession, also informing of the risks of performing tasks close to electric installations and making recommendations to avoid accidents.

Training

New technicians were trained in Public Security issues, totaling 45 people. For this purpose, we used the installations of the electric laboratory that the company has in Villa Lynch District of San Martín.

Furthermore, a second electric networks laboratory in General Pacheco was opened in 2008, through an agreement with the Universidad Tecnológica Nacional Regional de Pacheco (Pacheco’s Regional National Technological University), in which 42 contractors’ employees through courses of “Comprehensive Training in Electric networks” and “Recycling in electric networks”. In addition, there were courses related to ENRE resolution 311, of which 41 employees participated totaling 120 hours.

Quality Management

During the year 2008, Quality Management was based on the following pillars:

Policies Inventory and norms update:

With the aim of observing the requirements and specifications of the Sarbanes Oxley Act (United States Act which fosters to deepen the internal control of business operations and transactions, to which Edenor adhered when it started trading its shares at the Stock Exchange), we made an update schedule of norms provided by the responsible areas of the company. As a further stage, and seeking to achieve the same objective, we compiled the Company’s Policies inventory and its related documents so that the Operating Departments could purge the condition of the same.

During the year, an important percentage of planned actions have been fulfilled.

Documentary System

During the year 2008, with the planned modifications of the company’s Intranet, we deleted the documentary section of the same, and said documents were sent to a new integrated documentary system (Sistema Loyal DMS) (Loyal DMS System)

Thus, it was necessary to monitor its operating procedure and usefulness (which includes SGI Policy, SGI Manual and Proceedings related to: Safety, Public Security, Quality, Environment and Occupational Health); and provide support for all areas of the company.

Furthermore, we carried out the Administration of the corporate System in force (Loyal QMS), concerning preventive actions, non conformities, improvement and incident proposals (safety). These tasks are a link among the company’s customers’ needs, the Systems area of Edenor, and the Purveyor (Sisdam Technology), in order to solve different problems which may arise.

Certification

In view of the Certification audits of the Integrated Management System, internal audits have been carried out in all areas to be certified. In this sense, the internal audit program of the sub-management has been fulfilled in full.

Environmental Management

In Edenor, we use the Sistema de Gestión Integrado (Integrated Management System), which enables us to identify critical environmental parameters, foster sustainable schemes and environmental concern, and improve our decision-making through a process aimed at constant improvement.

This process is verified by a three-year audit program.

Environmental Certification

Within our Integrated Management System, actions related to environmental issues are certified in the whole company, under ISO 14001 Standard, since 1999.

Certification Maintenance audits were carried out in 2008, which includes:

•	The Recognition of the Environmental Management System.
•	The distinction between preventive action upon corrective action
•	A detailed report on environmental issues for their posterior reduction treatment and elimination.
•	To establish communications with the community to be consistent with environmental alternatives.
•	The assurance that the system is operating correctly through periodic audits.

Environmental Plan 2008

Within the Environmental Management Plan, we consolidate our actions related to training, thematic controls and concrete environmental actions and control actions about environmental aspects and their most relevant environmental impacts.

This Plan included, in the year 2008, objectives related to:

•	Development and update of normative documentation related to sustainable development in the whole organization.
•	Environmental-impact reduction on our company’s activities with significant risk.
•	Eradication of PCB[4] mineral oils contamination.
•	Maintenance of prevention and emergency plans upon contingencies and emergencies.
•	Acceleration of actions of energy efficiency and improvements in the useful life of the installations.
•	Internal and external diffusion of information about the actions which were carried out concerning Environmental Management.
•	Implementation, in all measures our company takes, of policies concerning Sustainable Development.

PCB

Since the beginning of its concession Edenor has maintained a responsible environmental management concerning PCBs, to ensure the proper and safe use of the same, in compliance with the Normativa Nacional (National Norm).

4 PCB: Polychlorinated Biphenyl.

Therefore, we continued implementing the policies and proceedings carried out over the previous years; in 2008, we have decontaminated 285 transformers, and we plan to finish the cleaning of the park of transformers during the first half of the year 2009, thus, anticipating the legal requirements provided by law, which establish as the closing date, the year 2010.

Electromagnetic Fields and Noises

Both aspects are part of the company’s goals and objectives with respect to its environmental management.

The Organización Mundial de la Salud (World Health Organization) establishes as a precautionary measure values of 100 uT for magnetic fields and 5 kV/m for electric fields value. Argentine legislation is more rigorous in this respect, and establishes 25 uT and 3kV values respectively, which must be measured within the electric installations limit. In Edenor, however, we improved these requirements and we carry out these measurements inside our installations, with successful results.

Regarding Noises, we carry out, every year, monitoring and controls of the installations to comply with national regulations, thus, avoiding annoyance within the neighborhood.

During 2008, we carried out 36 Magnetic Fields and noises measurements for transformation centers and 12 measurements for Substations. Said measurements showed positive results, since all equipment and substations are far below the standards the law establishes as permitted in both issues.

Waste Treatment

Waste produced by Edenor activities are detailed as follows:

➢	Special Industrial Waste: oils and material soaked with oil
➢	Non special Industrial Waste: scrap, unused material, inert and discarding material
➢	Household Waste: plastic, food waste, bottles, etc.

According to this classification, each kind of waste has a special treatment in accordance with its different characteristics: storage, the proper conditions of waste bins and the use of containers and recipients.

In September, apart from the recycling program our company had been carrying out, the Recycling of soda and spring water plastic tops program was carried out. Said program aims at fostering waste recycling, and the plastic sale collection is given to the Hospital de Niños “Garrahan” (Garrahan Children’s Hospital), During the period September – November 2008, 295 kg. plastic tops were given.

During the year 2008, 55 tons of paper and 32% of generated RINE (Non Special Industrial Resources), were available to be reused, being a 60% the objective for this year.

Furthermore, 98% of waste oils have been recovered, surpassing the expected annual objective by 18%.

		2006	2007	2008	Disposal

Special Industrial Waste

		60.000 lt.	200.000 lt.	80.000 lt	They are used in other industrial processes.

Oils and Materials soaked with oil	Fluid	100.500 lt.	650.000 lt.	640.000 lt	The recovered oil is used as consumables and raw material in other processes (e.g.: in cement oven operation) Filtered and decontaminated water is thrown out the sewer.

	Solids/ Semi-solids	370.000 kg.	122.000 kg.	37.000 kg	Final Disposal

Batteries	Solids	—	520 Kg. This figure refers largely to batteries	700 kg

This kind of waste
is especially
treated to avoid
polluting the
environment, and
is disposed of in
safe disposals.
However, This
kind of waste
cannot be
recycled, that is
the reason why we
give a special
treatment to this
kind of waste

Toner		1.060 units removed from Edenor	785 Units removed from Edenor	872 Units removed from Edenor	2006: 767 units have been recycled. 2007: 542 units have been recycled 2008: 300 units have been recycled

(RINE) Non-Special Industrial Resources

SOLIDS	Scrap and unused material	64.058 kg.	571.782 kg	415.000 kg	Recycling

	Inert and descarding material	287.370 kg.	379.530 kg	367.000 kg	Final Disposal.

Household Waste

	Paper	60.322 kg	44.532 kg	50.600 kg	Recycling

Environmental Impact Assessment

Environmental Impact Assessments are technical-administrative procedure aimed at identify and be aware of, as well as prevent, the short, medium and long term effects which the activities, projects, programs or undertakings, either public or private, may cause in the environment. 5

In Edenor, we use these assessments to consider in a proper and adequate way, environmental aspects concerning our projects, building and operation of high tension lines and transformation substations. The consideration of these aspects will allow us to optimize the efficiency of the installations in a long term and the to operate in harmony with the environment.

In 2008, two Environmental Impact Assessments have been carried out concerning the building of new substations and the building work of their respective electric pipelines.

OF Cables

The electric transfer system in the Ciudad Autónoma de Buenos Aires (City of Buenos Aires), consist of 400 km. of High voltage lines, installed at a depth of two meters, these cables have biodegradable oil in their interior, the function of which, is to provide them with excellent electric and thermal characteristics. With the aim of reducing environmental impact, Edenor jointly with an external laboratory, designed a novel underground cable system which can provide information on the conditions generated in case of spillage, the characteristics of fluid spills underground and its future environmental impact.

For this purpose, we performed a simulation exercise with the aim of studying the permeability of the fluid and the speed of migration and protocol risk assessments have been applied to evaluate potential toxicity. The linear alkybencenes (components present in this kind of cable), have a low level of toxicity in fish, mammals and human beings, furthermore, they can be degraded naturally under aerobic conditions. Additionally, chemical remedial possibilities were studied as an alternative to immediate intervention and periodic monitoring.

Training

Within the Environmental Management, 79 people were trained totaling 166 hours about issues concerning waste management and documentation, rational energy use, environmental proceedings and environmental management system.

Independent Contractors Control

Environmental representatives from different areas of the company, periodically carry out controls on independent contractors. These controls are focused on waste use and materials stockpiles and waste management.

During the year 2008, two thematic controls were carried out concerning environmental management of independent contractors within their tool stores. The results were successful as no observations were registered.

[5] GCBA 123 Law (City of Buenos Aires)

Actions with the Community

Fire Brigade Training

It consists of a training program given to Volunteers Fire Brigades of the area of concession of Edenor, which has been carried out for three consecutive years. It is aimed at improving emergency proceedings related to electricity and victims’ assistance, thus optimizing their intervention and reducing as much as possible, damages, as well as reducing costs in damages caused by electricity and installation damages.

Over the year 2008, one course has been given every month, to review content of previous training courses, and recertify the Firemen in basic first aid techniques established by Sociedad Argentina de Medicina y Cirugía del Trauma (Argentine Society of Medicine and Trauma Surgery) and the Fundación Cardiológica Argentina (Argentine Cardiology Foundation).

During this update courses, about 100 firemen have attended these workshops.

Consejo Publicitario Argentino (CPA) (Argentine Advertising Advice)

The Consejo Publicitario Argentino (Argentine Advertising Advice) thanked Edenor for its participation in welfare campaigns carried out by said entity, throughout the last fifteen years. The CPA develops advertising campaigns about significant issues for the community, to raise awareness among Argentine citizens about the importance of their participation in solving them.

Campaigns on disability, AIDS, drug addiction, free initiative, road safety, education, environment, personal responsibility, organs donation, solidarity, adoption, child nutrition, breast feeding and among others.

Fundación Favaloro (Favaloro Foundation)

For twelve consecutive years, Edenor continued financing two-half scholarships of the Fundación Favaloro, so that conscientious students with financial difficulties may take Medicine university course in Favaloro University.

Art in Edenor

Over this year, the company continued implementing the art exhibitions program within its business premises, giving 20 contemporary artists, the opportunity to exhibit their works of art.

At the same time, four exhibitions with the works of artists who are rheumatic patients, have been carried out, activity fostered by the Servicio de Reumatología of Hospital de Clínicas (Rheumatology Service of Clínicas Hospital) and the Sociedad Argentina de Reumatología (Argentine Rheumatology Society). The exhibition called: “La muestra hace salud” (“the exhibition makes health”), is aimed at encouraging rheumatic patients to channel part of their stress through work therapy and improving their quality of life and contributing to their reincorporation into society.

Both artistic projects were successful among participants, who were thankful to the company and clients in general, for the effort and time dedicated to said art exhibitions.

Energetic Bars

The Company continued sponsoring the Energetic Bars program, developed by Fundación Todo x los chicos (Everything for the children Foundation), which consist of workshops carried out in primary and secondary schools of the area of concession of Edenor, and in which children make nutritional cereal bars, including basically soy, used to balance their diet and to distribute the rest of the bars, among NBI families who live in the area.

We worked over the year in 36 primary schools, 10 secondary schools, two school for disabled children and a supplementary education center. Within which 2729 workshops have been carried out, with a 460.987 cereal bars.

12. - ECONOMIC RESULTS

The net income of the fiscal year ended December 31st 2008 was $123,115,000 (Arg. Pesos) which has been influenced positively by the recognition in sales of 17.9% VAD increase resulting from the aforementioned new applicable rates schedule, and by an increase in the volume of energy sales resulting from the consumption growth per client and the number of clients. On the contrary, the negative financial results generated, mainly, by the loss for the exchange difference and for the increase in financial interests, and additionally, for the registration of Income Tax charge.

From the operating point of view, it is necessary to stand out the progress of certain areas:

•	Energy demand has increased by 3.1%.
•	Energy losses have decreased with respect to the level registered during the previous year (2007, 11.60% versus 2008, 10.77%).
•

The indicators which show service quality, SAIFI and SAIDI, show a significant improvement, closing the accumulated 2008 in 5.71% and 13.61% respectively, whereas in the year 2007 said indicators showed 6.00 and 15.55, respectively.

•	Uncollected credits index has slightly improved, from 4.04 days at the year-end 2007 to 3.92 days at the year-end 2008.

Although during the years 2007 and 2008 rate modifications have been carried out, thus, ending the freeze which operated since 2002, the same have not been enough. Consequently, the economic, financial and business management planning process was in force, in a strict way, the pillars of which are the protection of the integrity of shareholders’ capital and the employment maintenance.

Our Company continues working on the continuous improvement, with the aim of increasing efficiency in the company’s operations. In this sense, during the fiscal year 2008, we continued working on the consolidation of the Systems Plan which was launched in the year 2006. With the aim of being in compliance with certification of section 404 of Sarbanes-Oxley Act for financial statements up to December 31st 2008, our company updated documentation and evaluation of design of controls in the process of economic-financial information during the fiscal year 2008. This work is led by Planning and Control Management with the advice of signers of certification: Director of Finance and Control and the President of the Company.

During the second half of the year 2008, the Internal Audit Management started working on the evaluation of operating effectiveness of controls identified as key by the Management. The results of these evaluations are being analyzed by the different operating areas involved and monitored by the central Team (Planning and Control Management, Internal Audit Management, Director of Finance and Control and the President of the Company).

The company will finish the process of evaluation of controls for the issuance date of report 20-F during the month of April 2009.

Finally, it is important to stand out that the constant interaction of all levels of the organization, together with periodic meetings held by the management and the Board of Directors, have enabled us to give fluidity to the internal information flow, and to make operating decisions in a more adequate and easy way.

12.a) ALLOCATION OF ECONOMIC RESULTS –FISCAL YEAR 2008-

The Board of Directors proposes that the fiscal year 2008 income be absorbed by the Retained Earnings account:

Concept	Amount

Retained Earnings from fiscal year 2007	(88,611)

Negative balance absorption of retained earnings (Shareholders’ Meeting April 15th 2008)	88,611

Fiscal Year result	123,115

SUBTOTAL	123,115

Repurchase of shares	(6,130)

Legal Reserve (5% of fiscal year income)	(6,156)

Retained earnings of fiscal year 2008	110,829

Note: the figures shown above are shown in thousand of Argentine pesos.

The Board of Directors’ fees shall be fixed by the Regular Shareholders’ Meeting which approves this Annual Report and the Financial Statements.

The amount aimed at the participation bonus for the personnel which amounts to 0.5% of the fiscal year income, has been deducted from the result of the fiscal year.

Buenos Aires February 25th, 2009

The Board of Directors
Alejandro Macfarlane
President